SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            EMPYREAN BIOSCIENCE, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                WYOMING                                          83-0212682
    -------------------------------                          -------------------
    (State or other jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                          Identification No.)


 2238 WEST LONE CACTUS DRIVE, SUITE 200
            PHOENIX, ARIZONA                                     85027-2613
----------------------------------------                         ----------
(Address of principal executive offices)                         (Zip Code)


         Issuer's telephone number, including area code: (623) 879-6935


           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:


Title of each class                          Name of each exchange on which each
to be so registered                               class is to be registered
-------------------                          -----------------------------------
       None                                                 N/A


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:


                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                                (Title of Class)

                                     PART I

                                    BUSINESS

HISTORY

     We were originally incorporated in the Province of British Columbia, Canada in 1986 under the name "Mr. Build Industries Inc." Since that time, we changed our name at various times, and on December 31, 1996, under the name Empyrean Diagnostics, Ltd., we changed our governing jurisdiction from the Province of British Columbia to the State of Wyoming through the filing of a certificate of continuance with the Wyoming Secretary of State.

     We have not undergone any bankruptcy, receivership, or similar proceedings nor have we had any material consolidation, merger, or purchase or sale of a significant amount of assets not in the ordinary course of business (except the disposal of our diagnostic equipment assets upon discontinuance of that business line, as described below).


     Prior to April 1997, we distributed and marketed an HIV diagnostic product. In April 1997, in connection with a change in our management team, we shifted our focus from marketing and distributing the HIV diagnostic test kit to marketing and distributing preventative products. In 1998, we discontinued marketing and distributing our diagnostic kits. We wrote off our HIV diagnostic kit inventory in 1997 and our diagnostic kit inventory in 1998, and stopped marketing our diagnostic products. This shift in focus coincided with our acquisition of rights to use a microbicide formulation utilized in a number of our preventative products, including Preventx(R) hand sanitizer and antiseptic skin protectant, Preventx(R) vaginal contraceptive gel, and Preventx(R) antiseptic surface spray. Currently, we are only marketing our hand sanitizer product in the United States and Canada. We do not have regulatory approval to market our product in any other country, and we do not currently have regulatory approval to market any of our products under development in any country. The FDA has taken a position that, if applied adversely to us, could prevent us from marketing our hand sanitizer in the United States as a hand sanitizer product and with some of the claims we currently make. If we are not permitted to market our product with claims that generate market acceptance of it, we could experience a loss of sales of that product and go out of business.

     We have changed our Board of Directors and management from time to time in connection with shifts in our business.


OVERVIEW


     We develop innovative personal care products that are intended to prevent the spread of infectious disease. Our current product, the hand sanitizer and antiseptic skin protectant, as well as those under development, are intended to be sold over-the-counter in the retail markets and also to various institutional customers. Our current product is marketed as a hand sanitizer and antiseptic skin protectant product sold under our Preventx(R) name. We are also utilizing the formula used in our innovative hand sanitizer and antiseptic skin protectant product to develop a variety of other products utilizing similar chemical formulations as well as other formulations, including a contraceptive gel designed to prevent pregnancy and sexually transmitted diseases, a disinfectant surface spray to be marketed to the retail markets and also to the food service, hotel and other industries, and a baby wipe product.


     The contraceptive gel has been accepted by the National Institutes of Health to undergo Phase III clinical trials to prove its safety and its effectiveness against STDs and as a contraceptive. The purposes of our Phase I and II clinical trials were to study the safety of the contraceptive gel when used in women and its effectiveness against STDs in an in vitro environment. The first two phases of the multi-million dollar, three phase clinical trials have been completed with seemingly positive results from the standpoint of safety and in vitro effectiveness. The results of the Phase I and II studies, which were not conducted by the NIH, have been confirmed by the NIH. The Phase III study and the confirmations of the Phase I and Phase II studies have and will continue to be funded by the NIH.

     We believe that our preventative technology will be shown to be both safer and more effective as an antimicrobicide than existing competitive products in the market and offers us a platform to leverage our expertise into other areas of the infectious disease market such as treatment and curative products. Future products could include deodorant, shaving cream, moist towelettes, toothpaste and mouthwash products.

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
     We believe that the spread of infectious disease has become a major concern in many industries, including the health care, food service and public accommodation industries. We also believe that bacterial contamination has become an issue of heightened public concern as well fueled by the prevalence or reemergence of several deadly diseases in recent years, including HIV, the causative agent of AIDS, Hepatitis, and other diseases.

     A major source for transmission of infection is by the bacterial flora on the skin, primarily the hands. Skin has two types of microbial flora, resident or colonizing flora and transient or contaminating flora. Resident flora is relatively stable and is not readily removed, although it can be inactivated by antiseptics. Transient flora, on the other hand, can be acquired by contact, does not colonize, and is easier to remove by physical or chemical means. Infections can arise from either group. The primary means to avoid the spread of contamination of microorganisms is through regular hand washing and the use of barriers such as latex gloves. Poor compliance with normal hand washing protocols and the porous nature of protective gloves limit their effectiveness. In addition, many effective antiseptics cannot be used on skin or other surfaces because they are too toxic for routine use or lead to undesirable side effects.


     We believe that the formulation used in our existing hand sanitizer and antiseptic skin protectant product and in our other disease preventative products under development has the potential to offer several unique advantages over other products currently available in the market, in that our formulation:


     * may protect skin and surfaces from a broader range of harmful microorganisms and infectious diseases;
     *    may be longer lasting and more effective,
     * is alcohol and triclosan free, and as a result may be relatively non-irritating and may avoid safety concerns such as flammability, and
     * may be virtually non-toxic and safer for use around children and in food preparation and medical applications.

Our basic product formulation utilizes benzalkonium chloride as its active ingredient, which has been recognized to be effective at killing harmful microorganisms and, we believe, is safe and offers greater versatility in assisting the healing of minor cuts and abrasions.


     A third party claims a prior worldwide licensing and marketing right to the formula used in all of our products. Geda, the licensor, has sought a declaratory judgment that the third party has no rights in our product line. If Geda does not succeed in the litigation, we may not be able to market, sell or manufacture our current hand sanitizer product or any other products in development.

     The FDA has taken an adverse position with respect to a lotion product of the Andrew Jergens Co. which contains the same active ingredient as ours. We believe that our product marketing claims are different than the Jergens product claims. The Jergens product claims to be a lotion, which indicates it is permissible to use on all skin parts, although the FDA hand sanitizer monograph allows for labeling for hands only. Our product is labeled as a hand sanitizer and describes in the directions that it is for hands only, which we believe follows the hand sanitizer monograph. We are not aware that the Jergens product makes any first-aid antiseptic claims on the packaging. We make the claim that our product heals minor cuts and abrasions, which we believe are acceptable language in the first-aid monograph. Also, we believe the FDA's position on the Jergens product is that it does not follow the allowable hand sanitizer label instructions on claims and directions for use. We believe that our labeling on claims and directions for use are consistent with the FDA monograph for hand sanitizer requirements. Our product is described as a hand sanitizer and makes claims that it is long lasting; however, which is not a permitted product name or claims provided in the monograph for first aid antiseptics. To make product claims that are not included in the first aid monograph, we would need to independently substantiate those claims to the FDA through a New Drug Application. Although we believe that our claims are different than the Jergens product, if the FDA takes a similar position against our product, and if our active ingredient is not included in the final FDA hand sanitizer regulations, we may be required to market it solely as a first aid product with the hand sanitizer name and some of our claims omitted. If we are not successful in marketing our product in this fashion, we could experience a loss of revenues from this product, which is our only product. This could cause us to go out of business. If we were forced to obtain FDA pre-market approvals, which we do not believe will be required, we do not currently have the resources to do so.

     We will attempt to capture a significant percentage of the infectious disease preventative markets in which we compete by developing superior products based on our formulation and manufacturing processes in large or rapidly growing market segments, by developing brand awareness for our products, and by leveraging our name and product recognition into compatible consumer product applications and into other products intended to treat or cure infectious disease. We believe that by offering unique products that may offer increased protection against infectious disease, while at the same time eliminating many of the discomforts and side effects caused by existing products on the market, we can increase the demand for over-the-counter disease preventative products and position ourselves to benefit from this expansion.

     Our hand sanitizer and antiseptic skin protectant product is intended to be sold to retailers and to various institutional customers such as health care personnel, hotels, airlines, food service companies and restaurants, cruise lines, banks, casinos and other money handling entities, police departments, emergency response, correctional facilities and other city services industries. Our contraceptive gel will be marketed primarily to retailers and to contraceptive product manufacturers. Our disinfectant spray product will be marketed to consumers and to many of the same institutions and other customers to whom our hand sanitizer and antiseptic skin protectant products are currently being marketed. Our primary focus in developing and marketing our products is to create brand awareness among consumers and to establish relationships with wholesalers and volume buying organizations, such as health maintenance organizations, hospital buying groups, hotel and restaurant chains, and municipal service agencies.


     We market and distribute our current product, and intend to market and distribute our products currently under development, primarily through third party distributors and marketing partners, and through our own internal sales and sales support efforts. We currently have a distribution relationship with Integrated Commercialization Solutions, a division of Bergen Brunswig Corporation. Integrated Commercialization Solutions provides product marketing and a variety of logistical services for us and also distributes our products in the United States and abroad. We also have distribution relationships with third party distributors in the United States and twelve foreign countries who together employ approximately 700 sales people in the U.S. and 25 in foreign countries.


INDUSTRY BACKGROUND

     SANITIZER MARKET


     Sales of all hand and body lotions (including those making sanitizing claims) were estimated to be approximately $700 million in the United States in 1996. We believe that the growth in the sanitizer market, a subset of the hand and body lotion market will be driven by the availability of effective products that are also both safe and free of undesirable side effects.


     The dominant products in the sanitizer market today are topically applied hand sanitizing lotions or creams containing alcohol. These products are sold primarily in the over-the-counter market, typically in plastic bottles ranging from two to sixteen ounces each, and in larger volume or bulk forms in industrial and institutional settings, such as large pump dispensers and wall mounted dispensers.

     Currently marketed hand sanitizer and antiseptic skin protectants or antimicrobial lotions are designed to protect the skin against various disease causing microorganisms, including E. Coli, Salmonella, Staph Aureas, K-Pneumonia, and Pseudomonas Aeruginosa. These products typically are not intended as a cleaner, like soap products, but are intended solely to kill germs on contact. Sanitizer products can be used in a number of situations where the spread of disease is a particular concern, such as in the food service, health care and public accommodation industries, and in settings where water or facilities are not available for conventional hand or body washing. The market for personal sanitizing or antimicrobial products has increased rapidly in recent years due in part to increasing concerns and public awareness and media reports of dangerous and sometimes deadly bacterial or viral contaminations in common or frequently populated areas.

     Of the hand sanitizer and antiseptic skin protectant products currently on the market today, most use as their active ingredient either alcohol or triclosan. The typical alcohol concentration in these product is over 60%. Institutional use hand sanitizer and antiseptic skin protectants may also utilize chloroxylenol or nonoxynol-9 as active ingredients. Products based on

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
these active ingredients can cause a number of undesirable side effects, including dry skin conditions and other skin irritations such as burning, itching and stinging. Many of these products, including all alcohol based products, are flammable until dry, which can lead to limitations on use and to risks of serious personal injury, and are also painful when applied to existing cuts, burns, or abrasions. Products using alcohol and triclosan also have limited effectiveness, as the range of infectious disease-causing germs with which they react are more limited, and often do not include STDs. This can lead to a false sense of continued disease protection in periods after application. In fact, due primarily to their drying effect, products containing alcohol or triclosan can actually increase vulnerability to infection after repeated use.

     Triclosan based products also must be compounded with a form of alcohol or organic solvent because they are not water soluble and the presence of water can prevent the release of bactericidal potency in them. This can lead to the development of environments where bacteria can mutate and the re-growth of antiseptic tolerant bacteria can occur. In recent years, there have been at least three product recalls of triclosan-based products, two of which were the result of Pseudomonas found growing in the product.

     Current products in the surface spray category include well known brand names such as Lysol and Dial. It is a large market with no one product dominating the segment. Our disinfectant surface spray, which is identical to our hand sanitizer and antiseptic skin protectant except for the viscosity of the product, is designed to be used in personal spray-size applications. It can be used on surface areas typically containing large amounts of bacterial or other contamination such as public telephones, toilet areas, and diaper changing areas. It can also be used in institutional applications for surface areas such as medical patient care areas, food service preparation areas such as sinks and counter tops, and similar locations.


     Existing sales of household cleaners (including all household cleaning related products) were approximately $2.3 billion in the United States in 1998 according to MMR/IRI magazine. We believe that our surface spray product can increase the market for disinfectant surface spray products due to its non-toxic qualities, which make it available for more extensive use in the food service and health care industries, among others.


     CONTRACEPTIVE PRODUCTS

     The  contraceptive   market  consists  of  two  general  categories,   oral
contraceptives which are available only through prescription and over-the-counter contraceptive products such as gels, condoms and similar products that do not require a prescription. Sales of over-the-counter contraceptive products in 1998 were approximately $261 million in the United States. We expect to compete and expand in the over-the-counter segment of the contraceptive market with our vaginal contraceptive and disease preventative gel, which has completed the first two of three-phases of clinical trials to determine its safety and effectiveness as a contraceptive and against the prevention of STDs in order to seek regulatory approval in the United States and in various foreign countries.

     To our knowledge, all over-the-counter and prescription contraceptive products on the market today are effective only as a spermicide and are not designed or claim to act as a barrier against STDs or other infectious diseases. Some reports have suggested that the use of nonoxynol-9, the common active ingredient in many contraceptive gel products, may actually increase the risk of STD transmission.


     It has been widely reported that the United States, like many other countries, is experiencing an epidemic of STDs, including the HIV virus, Gonorrhea, Syphilis, Chlamydia, Trichomonas vaginalis, and Herpes. According to statistics compiled by the World Health Organization in 1997 and by the United States Center for Disease Control in 1998, approximately 5.8 million new cases

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
of HIV infection, 170 million new cases of Trichomonas, 89 million new cases of Chlamydia, 62 million new cases of Gonorrhea, 12 million new cases of Syphilis and 40 million new cases of genital Herpes are experienced worldwide each year, and one in five adults in the United States now has genital Herpes. In the September 10, 1998 edition of the New England Journal of Medicine, it was reported that 9.2% of 13,204 female U.S. Army recruits tested were found to be infected with Chlamydia, a disease that can lead to infertility. In the December 14, 1998 issue of U.S. News and World Report, it was reported that according to a leading public health study, at least one in every three sexually active people will contract an STD by the age of 24. The estimates of the number of people contracting STDs are thought by many experts to be conservative, since it is believed that many people either choose not to discuss these diseases with their physicians or are unaware of them. The latter problem is particularly acute with respect to the two STDs that together are thought to account for up to two-thirds of all new STD infections each year, Trichomoniasis Vaginalis and the human Papilloma virus. STDs can cause a variety of serious complications, including cancers, infertility, ectopic pregnancy, spontaneous abortions, still birth, low birth weight, and even death.


     The most common front-line defense against STDs among over-the-counter alternatives is the condom. Condoms do not kill STDs or other infectious disease, but can act as a barrier against disease transmission and are often purchased by consumers for that purpose. Condoms are relatively porous, containing pore sizes ranging from 5 to 70 microns in size. In contrast, an HIV particle is typically as small as .005 microns in size and can easily penetrate condom surfaces, as can many other STDs.

     Other over-the-counter gels and salves have recently been introduced which are intended to kill bacteria and viruses that cause STDs, primarily the HIV virus. Currently, most of these products utilize nonoxynol-9 as an active ingredient. Recent studies have indicated that although products containing nonoxynol-9 have been shown to kill HIV and other STDs In Vitro, nonoxynol-9 may not have the same effect In Vivo and might actually increase the risk of contracting HIV. At a high enough dosage, nonoxynol-9 also can cause ulcerations, lesions, and other uncomfortable irritations. As a result of current research findings, the New York State Health Department is reconsidering its prior endorsement of nonoxynol-9, and the United States Center for Disease Control and Prevention currently does not endorse the use of nonoxynol-9 without a condom for protection from HIV.

MARKET OPPORTUNITIES


     Infectious disease is the leading health problem in the world, leading to more deaths and serious health conditions than any other high profile disease, including heart disease and cancer. In 1997, there were over 2 million infections and 90,000 deaths in the United States alone resulting from nosocomial contamination which are infections contracted at a hospital or doctor's office which are unrelated to the purpose of a patient's visit. There were another 80 million cases of food poisoning in the United States, 10,000 of which resulted in death. According to industry studies, in the United States the average cost of treating nosocomial infections was $2,300 per incident, or $4.5 billion in annual direct costs. Developing inexpensive, effective and safe solutions to these diseases will, we believe, satisfy a large unmet market need that is being driven by the frequency and seriousness of public reports of infectious disease contamination in common public venues, such as hotels, public restrooms, and food service establishments. According to a December 1998 report of the American Social Health Association, there are approximately 15 million new cases of STDs in the U.S. annually. The direct medical cost of treating these STDs and their complications is reported to be $8.4 billion annually.


OUR SOLUTION

     Most of our preventative products utilize the same active ingredient, benzalkonium chloride, and have the potential to provide exceptional safety and efficacy qualities lacking in most competitive products, while at the same time addressing limitations of competitive products. If the appropriate government agencies approve the gel, we expect that our contraceptive gel will utilize octoxynol-9 and benzalkonium chloride as its active ingredients. Octoxynol-9 is a detergent-like chemical that attacks the outer membrane of microorganisms allowing benzalkonium chloride to reduce harmful microorganisms.

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
     Most microorganisms are reduced after application or contact with the product. Our product formulation does not utilize alcohol, triclosan or other organic solvents, which are commonly used in competitive products. Our alcohol and triclosan-free products do not appear to cause many of the skin conditions and side effects of competitive products, such as dry skin and burning and itching irritations. Our products may offer protection against the spread of nearly all harmful microorganisms on the skin. In addition, our products are non-flammable, allowing for use in many settings otherwise unsuitable for competitive products. All of our products under development, and all of the product innovations planned for development in the future, will be based on our existing basic product and manufacturing formulations, thus creating an opportunity for faster entry into compatible market opportunities.

BUSINESS STRATEGY

     Our goal is to achieve a position in the retail and institutional markets for over-the-counter disease preventative and contraceptive products, and to leverage our position to enter other markets for infectious disease therapeutic and curative products. We intend to pursue this goal by increasing the demand for effective and safe disease preventative products and by increasing the number of our products used to prevent infectious disease. Our business strategy consists of the following key elements:

     DEVELOP BRAND AWARENESS AND MARKET ACCEPTANCE FOR PREVENTX(R). We believe that we can develop brand awareness and market acceptance of our unique antimicrobial products among consumers and institutional customers. We intend to develop brand awareness and acceptance by offering superior products that are both more effective in protecting against infectious disease and safer with more pleasing qualities than competitive products. We also intend to develop brand awareness and market acceptance of our products by expanding our network of United States and international distributors and by entering into strategic relationships with other parties who can increase significantly marketing, sales and distribution resources.


     APPLY CORE FORMULATIONS TO ADDITIONAL PRODUCT APPLICATIONS. Almost all of our infectious disease preventative products are based on a common product formulation, which is licensed to us by third parties. Our contraceptive gel has octoxynol-9 and benzalkonium chloride as its active ingredients. We intend to continue to leverage the brand awareness and market acceptance of our hand sanitizer and antiseptic skin protectant product to create market demand for our complementary baby wipes, surface spray product and our contraceptive gel product, all of which will be developed using manufacturing and packaging variations. We intend to leverage the future success of these products through the introduction of a variety of compatible personal care product formulations, such as deodorant, shaving cream, moist towelettes, toothpaste and mouthwash products.


     DEVELOP NEW TECHNOLOGIES. We intend to utilize our expertise in the research and development of infectious disease to develop products and technologies that address other aspects of infectious disease. We believe that our expertise and the market acceptance of our infectious disease preventative products will result in additional product and strategic opportunities that will fill other unmet needs in the market.

     LEVERAGE RESOURCES THROUGH STRATEGIC RELATIONSHIP AND ACQUISITIONS. We intend to build our business in part through the acquisition of complementary technologies, products and businesses and by entering into strategic collaborations, including additional licensing and marketing arrangements, with other biotechnology companies and research institutions. We believe that these acquisitions and relationships will better enable us to enter markets more quickly and extensively. We also believe that significant acquisition and strategic partnering opportunities exist in the infectious disease industry. We are not currently in active discussions with possible acquisition or strategic partnering candidates.

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
PRODUCTS AND TECHNOLOGIES

     To date, we have introduced one product, the Preventx(R) hand sanitizer and antiseptic skin protectant. We are developing three additional preventative products, our surface spray disinfectant, baby wipes, and our contraceptive gel, each of which will be undergoing clinical trials and for each of which we will have to obtain regulatory approval prior to marketing. Each of these products is described below.

CURRENT DISEASE PREVENTATIVE PRODUCTS

     PREVENTX(R) HAND SANITIZER AND ANTISEPTIC SKIN PROTECTANT

     Our hand sanitizer and antiseptic skin protectant product was launched in the United States in March 1999 and we expect to launch it in consumer markets in Far Eastern countries in late 1999 or early 2000. We recently entered into an exclusive distribution agreement for Southeast Asia with Durstrand International Limited. The agreement includes minimum product purchase requirements that must be met in order to retain exclusivity, as well as sub-licensing payment requirements. We expect that our product will be launched in Southeast Asian countries upon receipt of required regulatory approvals.

     Our hand sanitizer and antiseptic skin protectant is commonly applied in small quantities and rubbed into the hands. We also recommend use of the product in the medical and food service industries along with latex gloves as a secondary barrier against infection. Our product decreases the risks associated with glove degradation, tears or cuts, and large latex pore sizes. Because our formula may be virtually non-toxic, it can be used safely in food preparation areas and around medical patients. Our hand sanitizer and antiseptic skin protectant will not damage latex gloves or other products.

     Our hand sanitizer and antiseptic skin protectant product, unlike most competitive products, does not include as its active ingredient alcohol, triclosan, or other organic solvents. The benefits of utilizing an alcohol free and triclosan free formulation are many, and include:

     * Our hand sanitizer and antiseptic skin protectant provides a protective skin barrier. In contrast, alcohol and triclosan based products typically lose effectiveness after drying, which typically lasts approximately fifteen seconds. Thus, our product requires less frequent re-application.

     * Our formulation does not dry out the skin and does not cause any decreased germ resistance. Alcohol and triclosan based products have been shown to actually increase the risk of infectious disease after repeated use, as the drying nature of these ingredients can strip skin of its natural barrier and cause microscopic cracks in the skin, which act as an environment for disease-causing germs that colonize the skin. In addition, triclosan based products have been found to cause decreased resistance to bacteria and the mutation of some germs.

     * Our product is non-flammable and thus reduces the personal injury risks associated with alcohol-based products and increases the institutional and consumer settings where a hand sanitizer and antiseptic skin protectant product can safely and conveniently be applied and stored. Alcohol-based products are highly flammable at concentrations of 60% or greater which are the concentrations of some competitive products.

     * Our hand sanitizer and antiseptic skin protectant not only alleviates dry skin conditions caused by alcohol or triclosan based products, it actually helps nourish, moisturize, and heal damaged skin and does not cause many of the skin irritations associated with competitive products, including itching, stinging and burning. We incorporate aloe vera into our hand sanitizer and antiseptic skin protectant product to further promote its soothing effects. In addition, our product helps to heal minor cuts, burns, and abrasions, in contrast to alcohol based products which can cause painful discomfort when in contact with minor skin injuries. Our hand sanitizer and antiseptic skin protectant also does not cause irritation to mucosal tissues in the nose and eyes, unlike alcohol and triclosan based products.

     Our hand sanitizer and antiseptic skin protectant is sold at retail in 2 and 8 ounce plastic bottles, and in the institutional markets in 2, 8, 16 and 32 ounce bottles. We will also provide a bulk refillable dispenser that dispenses pre-measured lotion.

DISEASE PREVENTATIVE PRODUCTS UNDER DEVELOPMENT

     BABY WIPES

     Utilizing the same active ingredient as the hand sanitizer and antiseptic skin protectant, we are developing a non-toxic, long lasting baby wipe for the retail market. We believe that FDA regulatory approval of a benzalkonium chloride-containing baby wipe product as a prevention for diaper rash, if sought and obtained, would give the Preventx(R) baby wipe a significant advantage over alcohol-based wipes on the market today.

     The baby wipes have been developed and are currently being tested for effectiveness in an independent laboratory.

     SURFACE SPRAY DISINFECTANT

     We have developed a surface spray disinfectant which utilizes the same key active ingredient formulation as our hand sanitizer and antiseptic skin protectant product. Our surface spray disinfectant does not contain the thickening and aloe vera additives contained in our hand sanitizer and antiseptic skin protectant, making it suitable for a pump spray application. The pump spray will be packaged in smaller dispensers for personal use applications around common dangerous germ concentrations such as public telephones, public restrooms, and diaper changing areas, and for institutional applications such as food service surfaces, hotel facilities, and surfaces where medical services are performed. The spray will be marketed in 2 and 8 ounce sizes.

     Our disinfectant surface spray has all of the same advantages as our hand sanitizer and antiseptic skin protectant product, and is particularly suited for uses in the food service, medical and hotel industries where safety and toxicity are major concerns. Current competitive products include a variety of caustic household or industrial surface cleaning products, all of which are toxic and generally cannot be used in contact with food preparation or medical care areas without caution. In addition, our disinfectant pump spray product is not harmful to common surfaces such as sinks, counters, trays, furniture, or other objects.

     We expect to launch our surface spray disinfectant product in the United States after obtaining approval from the Environmental Protection Agency.

     The disinfectant surface spray has been developed and is being reviewed by an EPA consultant hired by us to determine what further testing is required before we submit it to the EPA. It will require EPA approval because we want to claim that the spray has the ability to eliminate viruses, bacteria and fungi on surfaces. In accordance with EPA guidelines, the surface spray is classified as a pesticide since it kills viruses, fungi and bacteria on surfaces. Therefore, EPA approval will be applied for under the rules and regulations governing pesticides.

     MICROBICIDAL CONTRACEPTIVE GEL

     Our gel has been developed and we anticipate initiation of a Phase III clinical trial with the National Institute of Allergy and Infectious Disease of the National Institutes of Health. The clinical trial, if conducted, will determine whether the gel effectively kills a host of STDs and other infectious diseases, in addition to its contraceptive properties, and is safe. We are aware of no other approved competitive products that make both claims, which would, if successful, make the gel a unique product in the over-the-counter contraceptive market. Upon initiation and successful completion of the Phase III clinical trial and results showing safety and effectiveness, we will file a new drug application with the FDA for its approval. We cannot assure you of any of the following:

     *    the NIH study will either be initiated or successfully completed,
     *    the study's results will be positive,
     *    we will file a new drug application for the product, or
     *    any new drug application we do file will be approved by the FDA.

     The gel would be marketed primarily in the retail, over-the-counter market in 120 ml tubes, and in single use, pre-filled applicators. We would market the product in bulk quantities to condom manufacturers to be used as a coating inside the condom wrapper, thus enhancing the effectiveness of condoms as a disease preventative and enabling condom manufacturers to make additional product claims.

     Existing contraceptive gel products utilize active ingredients such as nonoxynol-9 that can cause lesions, ulcerations, and other skin irritations. These irritations can in turn facilitate infections. Our gel's active ingredients act synergistically as a microbicide and spermicide. In addition, only small amounts are needed, limiting the possibility of skin irritations. In pre-clinical safety studies, our gel was found to cause no damage to squamous or columnar mucosa cells. The gel is compatible with latex condoms.

     We believe that if the NIH studies are successfully completed and FDA approval is obtained, we will be able to offer a product that can capture significant market share and also increase the market for non-prescription contraceptive products. We expect to launch our contraceptive gel product if we receive FDA approval, although we may never obtain approval. The gel is currently approved for sale in Canada as a contraceptive; however, no claims are made by us regarding the microbicidal properties of the product at this time.


     The contraceptive gel will not be sold in the United States until the NIH completes its Phase III study which has yet to begin and a new drug application is filed and approved by the FDA. The Phase III study will address the effectiveness of the product in preventing the transmission of gonorrhea, chlamydia, and trichomonas vaginalis. The second part of the Phase III testing will address the effectiveness of the product in preventing the transmission of syphilis, HIV, and herpes. This portion of the testing will be performed outside of the United States due to the insufficient number of STDs in the United States. It will then be submitted to the FDA for marketing approval.


ADDITIONAL PRODUCTS UNDER CONSIDERATION


     We are investigating the use of our product formulation as a platform to develop a variety of common personal care products. These products may include deodorants, shaving creams, moist towelettes, toothpastes and mouthwashes.

SALES AND MARKETING


     We market our products in the United States and Canada to both the retail over-the-counter market through third party distributors, and institutional customers through the use of distributors and sales agents and through our internal sales efforts. Our direct sales and executive management personnel lend sales support to our distributors and third party sales agents by making direct sales calls on large buying organizations such as municipal or other governmental service providers, HMOs and hospital buying groups, physician and school districts, airlines and cruise lines, and wholesale buyers and mass merchandisers.

     Within the United States our existing product is sold through Integrated Commercialization Solutions and third-party distributors. We will attempt to distribute our products under development, upon obtaining regulatory approval, through multiple distributor networks. Internationally, we are represented by a third party distributor in Southeast Asia who employs approximately 25 sales representatives. Our foreign distributors are generally granted exclusive rights in designated territories and are responsible for obtaining and maintaining required foreign regulatory approvals for our products.


     We typically sell inventories to third party distributors against forecasted sales volumes at negotiated transfer prices, and the products are then re-sold by the distributors to end users or other sub-distributors. Our independent distributors are generally free to sell other products that do not compete directly with our products.

     Upon launch of our products, we undertake a high volume direct marketing program, in cooperation with our dealers, consisting of direct mailings of product announcements and introductory buying programs, pricing sheets, and other product offers, followed by sales calls and other written and verbal contacts that are targeted to specific types of buyers. We provide product samples and seek to create product awareness through trade show presentations, participation in public health studies, and through direct contact with various media outlets. We also operate an Internet web site which provides useful information about our current products and those under development, as well as about us and our management.

STRATEGIC RELATIONSHIPS

     GEDA LICENSE


     We currently license our product and manufacturing formulations used in our disease preventative products from Geda International Marketing Co., Ltd., a Bahamian company. The license agreement allows us to make, use, and sell the products formulated on this technology and to sub-license others to do so. The license agreement requires us to pay licensor royalties and a portion of some of our sub-licensing fees and other payments collected by us from joint venture relationships. The license agreement covers the world except for Hong Kong, Taiwan, Africa, and, as to the sale of the anti- microbial hand lotion, the United States. We have subsequently acquired sub-licensing rights in the United States. The term of the license extends to April 29, 2007, subject to renewal options for additional 10 year terms if we meet the guaranteed minimum royalty requirements. Under the license agreement, we are required to pay minimum royalties in order to maintain exclusivity. These minimum royalties increase each year of the contract as shown below:

                                                    FUTURE MINIMUM
                    YEAR ENDING                       GUARANTEED
                    DECEMBER 31,                       PAYMENTS
                    ------------                    --------------
                        1999                          $  490,000
                        2000                             735,000
                        2001                             915,000
                        2002                           1,215,000
                        2003                           1,458,000
                        2004                           1,758,000
                        2005                           2,108,000
                        2006                           2,508,000
                        2007                           2,960,000

The agreement also grants us a right of first refusal to acquire the licensed technology if the licensor decides to sell it.

     We are involved in litigation concerning this license, the adverse outcome of which could result in us losing rights to market, sell and manufacture our hand sanitizer product and other products currently in development by us, which would result in our inability to generate revenues.

     PREVENT-X LICENSE

     In July 1998, we entered into a sub-license agreement with Prevent-X, Inc., a Miami, Florida based marketing company. This agreement provides us with exclusive rights to make, market, and sell our hand sanitizer and antiseptic skin protectant product in the United States, which rights were previously licensed to Prevent-X by Geda. This licensing agreement also licenses us to use the Preventx(R) trade name, marks and logos. We acquired these rights in exchange for up-front payments of 225,000 shares of our common stock, $50,000 cash, and continuing royalty payments of 5% of net sales. The initial term of the agreement is ten years, based on Empyrean meeting the conditions of the agreement.

     ICS ALLIANCE

     In October 1998, we entered into a letter of intent with Integrated Commercialization Solutions, a division of Bergen Brunswig Corporation. The letter of intent requires us to pay up to $75,000 for ICS services. ICS provided us with a portfolio of outsourcing and marketing resources including finished goods warehousing, customer service, order processing and distribution, invoicing and accounts receivable management. ICS has also provided us with product sampling and other marketing assistance. The arrangement covered all of our disease preventive products. Currently, ICS is only providing distribution, warehousing, order processing and some customer service functions.

     DURSTRAND INTERNATIONAL LIMITED

     On April 28, 1999, we entered into a distribution agreement with Durstrand International Limited, a British Virgin Islands company with offices throughout the world. The agreement provides Durstrand with exclusive rights for three years and automatic renewal for two additional ten-year terms if the agreement's provisions are met by both parties, to distribute the Preventx(R) Hand Sanitizer and Antiseptic Skin Protectant and, when approved by the appropriate regulatory bodies, our contraceptive gel in The Phillippines, Singapore, Thailand, Indonesia, Malaysia, Cambodia, Myanmar and Vietnam. Durstrand paid $600,000 for the exclusive rights to the Preventx(R) Hand Sanitizer and Antiseptic Skin Protectant and will pay $600,000 for the contraceptive gel 120 days following approval of claims related to our products by the FDA. Durstrand must purchase a minimum of $4,400,000 of either product over the three-year term to maintain its exclusive rights.

SUNBEAM(R) AND COLEMAN(R) LICENSES

     On October 1, 1999, we entered into separate license agreements with Sunbeam Corporation and The Coleman Company, Inc. The licenses are non-exclusive. They allow us to use the Sunbeam(R) and Coleman(R) Trademarks in connection with the sale and distribution, throughout the United States and

Canada, of our hand sanitizers and first aid antiseptics, sanitizing wet wipes, disinfectant surface sprays and sanitizing baby wipes under Sunbeam's and Coleman's labels. The licenses expire on December 31, 2002. We can renew the licenses until December 31, 2005 if we meet the renewal terms under the agreements.


     We are required to pay Sunbeam a royalty based on net sales of the Sunbeam licensed products. Sunbeam has the right to terminate the agreement if we fail to timely pay the higher of the applicable royalty percentage based on net sales or minimum royalty amounts or if we fail to achieve minimum sales for the Sunbeam licensed products.

     We are required to pay Coleman a royalty based on net sales of the Coleman licensed products. Coleman has the right to terminate the agreement if we fail to timely pay the higher of the applicable royalty percentage based on net sales or minimum royalty amounts or if we fail to achieve minimum sales for the Coleman licensed products.

MANUFACTURING AND QUALITY CONTROL

PREVENTATIVE PRODUCTS

     The manufacturing of our hand sanitizer and antiseptic skin protectant, contraceptive gel, and disinfectant surface spray is performed to our specifications by a contract manufacturer, Canadian Custom Packaging, a Canadian entity located in Toronto, Ontario. CCP performs production and filling of product into tubes and bottles, labeling and packaging. All of the raw materials used in the formulation are acquired by CCP to our specifications. We believe that the raw materials for our products are readily obtainable from a variety of sources and we have experienced no difficulties or unexpected costs to date in acquiring the raw materials. CCP's manufacturing facility is required to meet, and currently meets, good manufacturing practices including regulations adopted by the FDA and is subject to periodic inspection by the agency. It is also ISO 9001 certified. CCP may not continue to meet these requirements, and the failure to meet current governmental regulations regarding manufacturing of our products could cause significant disruptions and costs to be incurred by us, and could cause a material loss of sales and customers. We do not have a long-term contract with CCP and our current arrangement could be terminated at any time.

RESEARCH AND DEVELOPMENT


     We currently focus all of our limited research and development resources and efforts on our Preventx(R) antimicrobial and contraceptive products. In addition to our internal research and development, we intend to pursue strategic relationships with biotechnology companies and research institutions with respect to further research and development of our product variations and future products, and to seek funding from these partners. We have expended $31,425 and $137,349 for research and development activities in 1998 and 1997, respectively.


PROPRIETARY RIGHTS


     We license all of the product and manufacturing formulas used in our disease preventative products from third parties. We believe the formulas are proprietary although they are subject to current litigation by a third party claiming a prior worldwide licensing and marketing right. To date, we hold no patents on our products and formulas. These products utilize common compounds in a formula that we believe are difficult to copy and manufacture. Our formulas are primarily protected by trade secret protections and through contractual confidentiality obligations, when obtainable, of our employees, contracting parties, independent contractors and other collaborators. We rely on trade secret protection, confidentiality obligations, know-how, and continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We are reviewing the feasibility of obtaining future patent protection with respect to some of our rights. Without adequate trade secret or patent protection, competitors may be able to produce products competing with our products without infringing on our rights. The lack of patent protection poses risks to us.

GOVERNMENT REGULATION

     The products we market and intend to market are subject to regulatory approval in both the United States and in foreign countries. The following discussion outlines the various kinds of reviews to which our products may be subjected to prior to receiving approval for marketing in the United States and abroad. Some of our collaborative partners in foreign countries will be responsible for preparing and processing regulatory submissions for countries located in their respective territories.

REQUIREMENTS IN THE UNITED STATES

     The production, distribution and marketing of our products and our research and development activities are subject to regulation for safety, effectiveness and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to extensive federal regulation, ordinarily including the requirement of approval by the FDA before marketing may begin, and, to a lesser extent, state regulation. The Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, distribution, storage, record keeping, approval, advertising, marketing, and sale of our products. Product development and approval within the regulatory scheme, if successful, will take a number of years and involve the expenditure of substantial resources.

     The standard process required by the FDA before a drug may be marketed in the United States includes:

     *    preclinical laboratory and animal tests;
     * submission to the FDA of an application for an investigational new drug, which must become effective before testing of the drug in people may begin;
     * preliminary testing of the drug in people to evaluate the drug and its manner of use; and
     * adequate and well-controlled testing of the drug in people to establish the safety and effectiveness of the drug for its intended indication.


     If the product is regulated as a prescription drug, or in some cases as an over-the-counter drug, the Food and Drug Act ordinarily requires the submission and approval of a New Drug Application or an abbreviated New Drug Application, for duplicate versions of "pioneer" drug product, before commercial marketing may begin. As part of the New Drug Application process, the manufacturer is required to accumulate, and submit to the FDA for review and approval in the form of a New Drug Application, a significant amount of safety and effectiveness data from laboratory/animal testing and clinical studies; detailed information concerning product composition, stability, and manufacturing; and other information including proposed labeling. Abbreviated New Drug Applications do not require their own clinical safety and effectiveness data. Each domestic and foreign manufacturing establishment including contract manufacturers for us must also be registered with the FDA and pass an inspection by the FDA prior to approval for commercial distribution.

     Domestic and foreign manufacturing establishments are subject to inspections by the FDA and by other federal agencies and by state and local agencies, and must comply with current good manufacturing practice requirements. If violations of applicable requirements are noted by the FDA or other agencies during an inspection, distribution of clinical materials for investigational use or production lots for commercial use may be halted and, possibly, other sanctions imposed. Commercial marketing of perhaps all of our products, depending on ingredients, claims, and the outcome of the FDA's Over-the-Counter Drug Review, may occur only after approval of New Drug Applications following the submission of a complete application. The New Drug Application internal review process frequently takes two to four years to complete, or longer and the FDA may require us to perform additional studies to gain approval which may take several years to complete. The FDA may not give its approval at the end of the New Drug Application approval process, or ever, and stringent requirements, violation of which may result in severe civil and criminal penalties, continue to apply even after approval.

     Moreover, we are, or may become, subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use, storage, handling and disposal of waste and hazardous substances used in conjunction with our research work.


     In 1972, the FDA instituted an ongoing review process to evaluate the safety and effectiveness of over-the-counter (OTC) drugs. Through this process, the FDA issues regulations called monographs, that set forth the specific active ingredients, dosages, indications and labeling statements for OTC drugs that the FDA generally recognizes as safe, effective and branded properly and therefore not subject to premarket approval. OTC drugs not covered by proposed or final regulations are subject to premarket review and approval through the New Drug Application (NDA) or abbreviated NDA process.

     The active ingredient in our hand sanitizer and antiseptic skin protectant product, benzalkonium chloride, is included in an FDA proposed regulation for first aid antiseptic drug products. However, the proposed regulation does not permit naming the product a hand sanitizer and does not provide for the claims that we make in marketing our product's hand sanitizing capabilities that it is long-lasting. Claims that we wish to make that are not specifically allowed in the first aid monograph would require us to independently substantiate the claims to the FDA through a New Drug Application. Further, benzalkonium chloride is not specifically recognized as effective as an antiseptic handwash or health-care personnel handwash drug product in the FDA's proposed regulation for health care antiseptic drug products. Unless our active ingredient is included in the final regulation, we would not be able to rely on that regulation to avoid pre-market approval.

     We are aware that the FDA issued a warning letter to Andrew Jergens Co. dated April 22, 1999 for its antiseptic lotion containing benzalkonium chloride. The letter maintains that as formulated and labeled the lotion may not be legally marketed in the U.S. without a New Drug Application approved by the agency and that the lotion is also misbranded because the adequacy of the product's directions for use has not been determined. We understand that Jergens continues to market its product despite the FDA warning letter.

     We believe that the marketing and labeling of our product is different from Jergens. The Jergens product claims to be a lotion, which indicates it is permissible to use on all skin parts, although the FDA hand sanitizer monograph allows for labeling for hands only. Our product is labeled as a hand sanitizer and describes in the directions that it is for hands only, which we believe follows the hand sanitizer monograph. We are not aware that the Jergens product makes any first-aid antiseptic claims on the packaging. We make the claim that our product heals minor cuts and abrasions, which we believe are acceptable language in the first-aid monograph. Also, we believe the FDA's position on the Jergens product is that it does not follow the allowable hand sanitizer label instructions on claims and directions for use. We believe that our labeling on claims and directions for use are consistent with the FDA monograph for hand sanitizer requirements. Our product is described as a hand sanitizer and makes claims that it is long lasting; however, which is not a permitted product name or claims provided for in the monograph for first aid antiseptics. If we wanted to make product claims that are not included in the first aid monograph, we would need to independently substantiate those claims to the FDA in a New Drug Application. Despite the differences in the claims and labeling, the FDA may assert the same or similar positions respecting our hand sanitizer and antiseptic skin protectant product that it has asserted against Jergens. If the FDA takes this position, we may need to petition the FDA to include our active ingredient in the final regulations for hand sanitizers. We may not have the resources or may not be able to convince the FDA to do so. Alternatively, we could attempt to market our product solely as a first aid antiseptic under the FDA's first aid product regulations. This would result in our being forced to rename the product as a first aid antiseptic rather than a hand sanitizer, and to omit some claims that we make, unless we are able to independently substantiate claims made by us that are not included in the regulation. This could result in a loss of revenue from this product, which is our only current product, and eventually put us out of business.




     We are subject to federal, state and local environmental laws. We believe that we are in material compliance with applicable environmental laws in connection with our current operations.

REQUIREMENTS IN FOREIGN COUNTRIES

     There is a wide variation in the approval or clearance requirements necessary to market products in foreign countries. The requirements range from virtually no requirements to a level comparable to those of the FDA. For example, many countries in South America have minimal regulatory requirements, while many developed countries, such as Japan, have conditions as stringent as those of the FDA. Many lesser developed countries, including many countries in Africa, allow products evaluated and accepted by the World Health Organization to be sold. WHO acceptance must be requested by a country before the WHO will evaluate the product. FDA acceptance is not a substitute for foreign governmental approval or clearance. As in the United States, there is no guarantee that the applicable governmental approval or clearance for any of our products will be quickly obtained or that it will be obtained at all.

     We have obtained all necessary governmental approvals required to market our current product in Canada. In Southeast Asia, we are currently seeking applicable government approvals for our existing product.


COMPETITION

     PREVENTATIVE PRODUCTS

     PREVENTX(R) VAGINAL CONTRACEPTIVE GEL


     There are a number of microbicidal devices that are in various stages of development, and none of which to our knowledge are in Phase III clinical trials at this time. Our gel has been accepted by the National Institutes of Health to undergo a Phase III clinical trial to prove its safety and its effectiveness against STDs and as a contraceptive. The purpose of the first two phases of the multimillion dollar clinical trials were to study the safety of the contraceptive gel when used in women and its effectiveness against STDs in an in vitro environment. These first two phases have been completed with seemingly positive results from the standpoint of safety and in vitro effectiveness. The third phase of the clinical trials will be funded by the NIH. Most competitive products recommend the use of a condom or diaphragm with their product. These products do not include claims that they kill STDs or other infectious disease.


     The contraceptive gel, if approved in the United States, will be sold as a contraceptive gel and anti-infective barrier. The product will be sold at a premium from contraceptive gels that cannot claim an anti-infective barrier. We believe that our gel will compete against other contraceptive products on the basis of product differentiation and, to a lesser extent, price. To the extent we compete based on price, we will be at a competitive disadvantage.

     PREVENTX(R) HAND SANITIZER AND ANTISEPTIC SKIN PROTECTANT

     There are a number of competitors in the consumer hand sanitizer and antiseptic skin protectant market, including Dial Corporation, GoJo Industries, Colgate-Palmolive Company and Reckitt & Coleman, Inc. Most current products use a 60% or higher concentration of either alcohol or triclosan as their active ingredients. In the institutional market, our current competitors include SyDerma, Woodward Laboratories and Bio-Safe. Some of the competitive products have formulas similar to Preventx(R). Hand sanitizers in the United States are sold based on price competition.

     PREVENTX(R) DISINFECTANT SURFACE SPRAY

     There are numerous competitors in the surface cleaning market, both in the United States and worldwide, including Reckitt & Coleman, which markets the Lysol brand, and Dial.

     We plan to sell the disinfectant surface spray as an anti-bacterial surface spray that is safe to be used near food and that does not give any after taste or odor. We expect that it will be as strong and as effective as those sprays not used near food because they are lethal to ingest. We intend to sell the product at a premium price. Like our contraceptive gel, we believe that our surface spray will compete against other surface cleaners based on product differentiation and, to a lesser extent, price. Price competition would place us at a competitive disadvantage.

EMPLOYEES


     As of November 10, 1999, we employed nine full-time personnel. These employees are involved in executive, corporate administration, operations, and sales and marketing functions.


RISKS RELATING TO OUR BUSINESS AND OUR SECURITIES

     Our future prospects and the market value of our securities are subject to several risks, some of which are described below.

RISKS RELATING TO OUR BUSINESS:


BASED UPON FDA PRONOUNCEMENTS REGARDING THE ACTIVE INGREDIENT IN OUR HAND SANITIZER PRODUCT, WE BELIEVE THE FDA COULD SEEK TO ALTER THE WAY WE CURRENTLY MARKET THIS PRODUCT, WHICH COULD RESULT IN A LOSS OF SALES OF THIS PRODUCT, WHICH MAY RESULT IN US GOING OUT OF BUSINESS.

The FDA has issued pronouncements regarding the active ingredient in our hand sanitizer product. The pronouncements have been in the form of both general rulemaking, as well as a letter to a competitor which uses the same active ingredient. These pronouncements call into question our ability to market and sell our product as a hand sanitizer, which is key to our business strategy. If the FDA were to prevent us, or even seek to prevent us, from continuing to market our product as we currently do, we may be forced to market our product solely as a first-aid antiseptic and not as a hand sanitizer, and to omit some of our current claims. We may not be able to successfully market our product in this fashion. If the FDA does not allow the marketing of our product in the final regulations in the way that we believe is necessary to make the product a commercial success, this could put us out of business. In this regard, we do not have sufficient resources to combat an adverse FDA determination.




     WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL TO FUND OUR OPERATIONS AND, AS A RESULT, WE MAY CUT BACK OR DISCONTINUE OPERATIONS OR LIMIT OUR BUSINESS STRATEGIES.

     While we will need significant additional capital in the near future, we may be unable to obtain funding for our operations on favorable terms, or at all. If adequate funds are not available, we may be required to cut back or discontinue one or more of our product development, marketing or distribution programs or plans, reduce operating expenses, or attempt to obtain funds through strategic alliances that may require us to relinquish rights to one or more of our technologies or products.

     Our future capital requirements will depend on many factors, including:

     *    the  progress  of  our  product  development,   sales,  marketing  and
          distribution efforts;
     *    the scope and results of clinical trials related to our products;
     *    the progress in filing for and obtaining regulatory approvals;
     *    the rate of technological advances;
     *    the market acceptance of our products;
     *    the levels of administrative and legal expenses; and
     *    competitive products.

     In addition, future financing may be increasingly difficult to obtain due to our limited operating history and results, the level of risk associated with our business and business plans, increases in our vulnerability to general economic conditions, and increased stockholder dilution. Additional debt financing, if available, may have several negative effects on our future operations including:

     * a portion of our cash flow from operations will be dedicated to payment of principal and interest and this would reduce the funds available for operations and capital expenditures;
     * increased debt burdens will substantially increase our vulnerability to adverse changes in general economic and competitive conditions; and
     * we may be subject to restrictive debt covenants and other conditions in our debt instruments that may limit our capital expenditures, limit our expansion or future acquisitions, and restrict our ability to pursue our business strategies.

Additional equity financing will also lead to increased dilution to existing stockholders.

     CURRENT LITIGATION MAY ADVERSELY AFFECT ONE OF OUR PRIMARY LICENSES AND WE COULD LOSE OUR RIGHTS TO MAKE OR SELL OUR PRODUCTS AND BE UNABLE TO GENERATE REVENUES.

     A third party claims a prior worldwide licensing and marketing right without an expiration date which could materially adversely affect our rights to license and market our current hand sanitizer product and future products developed by us. These products include any products that we develop based on the formulation licensed by us from Geda, which is currently all of our products. Geda, our licensor, has sought a declaratory judgment that the third party has no rights in the product line, but it may not succeed in the litigation. If Geda does not succeed, we may not be able to market, sell or manufacture our current hand sanitizer product or any other products in development. If that were to occur, we would be unable to generate revenues.

     WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE AND CONTINUED LOSSES COULD RESULT IN OUR INABILITY TO FUND BUSINESS OPERATIONS AND CAUSE OUR STOCK PRICE TO DECLINE.


     We expect to incur a net loss at least through the end of 1999. We have incurred a net loss in each year of our existence. We incurred operating losses of $2,007,172, $2,595,546, and $3,147,135 for the years 1996, 1997 and 1998, respectively, and $2,802,281 in the nine months ending September 30, 1999. We may never make a profit. These losses are due in part to expenses associated with our sales and marketing, overhead, research and development, and regulatory compliance. As a result, our accumulated deficit has increased from $12,628,792 at December 31, 1996 to $21,173,754 at September 30, 1999. In we continue to incur losses, we would not be able to fund continuing business operations which could lead to the limitation or closure of some or all of our operations.

     EXISTING OR POTENTIAL MARKETS MAY NOT ACCEPT OUR PRODUCTS AND WE MAY EXPERIENCE AN INABILITY TO GENERATE REVENUE OR PROFITS.

     Our success depends significantly on obtaining and increasing penetration of existing and new markets and the acceptance of our products in these markets. Our products may not achieve or maintain market acceptance. We also may not be successful in increasing our market share with respect to any of our current products. Market acceptance will depend, in large part, upon our ability to educate health care providers and other institutional or consumer end users as to the distinctive characteristics and benefits of our products. Failure of some or all of our preventative products to achieve significant market acceptance would limit our ability to generate revenue or result in a loss of revenue and our ability to ever make a profit.

     ADVERSE PRODUCT PUBLICITY AND PRODUCT RECALLS OF OTHER PRODUCTS MAY HAVE A NEGATIVE EFFECT ON THE SALES OR ACCEPTANCE OF OUR PRODUCTS AND COULD RESULT IN A LOSS OF REVENUES OR OUR INABILITY TO EVER BECOME PROFITABLE.

     Anti-bacterial products containing triclosan as the active ingredient, which is not used in our products, have been the focus of adverse publicity and some product recalls due to its side effects and its ineffectiveness in killing germs. Although our products do not use triclosan and, we believe, are superior to other anti-bacterial sanitizing products, adverse publicity stemming from broadcasts of problems with or recalls of other products may adversely affect the sales of our products or our ability to ever become profitable, as our customers or consumers may not distinguish our products from the products that are the subject of negative publicity.

     WE MAY INCUR SIGNIFICANT LIABILITIES AND EXPENSES IF OUR PRODUCTS CAUSE PERSONAL INJURY OR PROPERTY DAMAGE.


     Although we believe that our products are safe, there is a possibility that personal injury, including death, or property damage could occur from the use or misuse of our products. If so, significant product liability claims and litigation could be brought against us. Currently, we maintain limited product liability insurance. Any claims relating to our products, even if nonmeritorious, may exceed our existing insurance coverages and assets. If this occurs, we may experience significant losses and we may divert cash or assets otherwise available for use in our operations to pay these losses and expenses.


     WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND RELY EXTENSIVELY ON THIRD PARTIES TO MARKET AND DISTRIBUTE OUR PRODUCTS, AND THE FAILURE OR UNWILLINGNESS OF THESE PARTIES TO MARKET OUR PRODUCTS COULD LIMIT OUR ABILITY TO GENERATE REVENUES OR PROFITS.

     We rely extensively on third party marketing and distribution companies and have little internal capabilities in these areas. Accordingly, our ability to effectively market and distribute our products is largely dependent on the strength and financial condition of others, the expertise and relationships of our distributors and marketers with customers and the interest of these parties in selling and marketing our products. Our marketing and distribution parties also market and distribute the products of other companies. Our failure to generate substantial sales through our distributors would result in our inability to generate significant revenues and profits if we are not able to generate sales with our internal salespeople. If our relationships with our third party marketing and distribution partners were to terminate, we would need to either develop alternative relationships or develop our own internal sales and marketing forces to continue to sell our products. Even if we were able to develop these capabilities internally, these efforts would require significant cash and other resources that would be diverted from other uses, if available at all, and could cause delays or interruptions in our product supply to customers, which could result in the loss of significant sales or customers or our inability to become profitable.

     WE HAVE NO INTERNAL MANUFACTURING CAPABILITY AND DEPEND HEAVILY UPON THIRD PARTY SUPPLIERS, AND THE INABILITY OR UNWILLINGNESS OF THESE THIRD PARTIES TO SUPPLY OUR PRODUCTS COULD RESULT IN INTERRUPTIONS OF OUR PRODUCT SUPPLY CAPABILITY AND A LOSS OF CUSTOMERS AND REVENUES.


     We have a single contract manufacturer for our current product who purchases raw materials used in the manufacture of our product from various suppliers. We do not have a written agreement with this manufacturer and our arrangements could terminate at any time. Our contract manufacturer and our suppliers may not be able to supply our product in a timely or cost-effective manner or in accordance with applicable regulatory requirements or our specifications. In 1999, we do not anticipate that we will be able to establish additional or replacement suppliers and manufacturers for this product. A delay or interruption in the supply of these materials or finished products would significantly impair our ability to compete, would cause a loss of revenue and could cause a loss of significant customers.


     WE  ARE  SUBJECT  TO  INTENSE   COMPETITION  AND  PRICING   PRESSURES  FROM
SUBSTANTIALLY LARGER COMPETITORS WHICH CAN LIMIT OUR ABILITY TO EVER MAKE A PROFIT.

     The consumer products industry in which we compete is intensely competitive. Among our more significant competitors are large and well-established companies, including the Dial Corporation, GoJo Industries, Colgate-Palmolive Company, Reckitt & Coleman, Inc., and others. All of these companies have significantly greater financial resources than us and are willing to commit significant resources to protecting their market shares or to capture market share. As a result, it will be difficult for us to successfully capture market share from these competitors, promote and advertise our products effectively against the products of these competitors, and develop product innovations in response to market demands and opportunities. We may be unable to successfully compete against these companies even if our products have recognized superior qualities.

     In addition, consumer products, particularly those that we offer or plan to offer, are subject to significant price competition. From time to time, we may need to engage in price cutting initiatives for some of our products to respond to competitive and consumer pressures. Our inability to absorb price reductions could cause a loss of sales volumes or prohibit us from generating profits from our product sales.

     WE DEPEND ON KEY EMPLOYEES FOR OUR SUCCESS AND THE LOSS OF OUR KEY EMPLOYEES COULD LIMIT OUR SUCCESS.

     Our future success will depend in large part on our ability to attract and retain highly qualified managerial and technical personnel. The competition for qualified personnel in our industry is intense and, accordingly, we may be unable to hire or retain necessary personnel. We are presently highly dependent upon the efforts of Mr. Stephen D. Hayter, a Director and the President and Chief Executive Officer of our company, Mr. Richard C. Adamany, the Executive Vice President and Chief Operating Officer of Empyrean and Mr. Bennett S. Rubin, the Executive Vice President and Chief Marketing Officer of Empyrean. The loss of the services of Mr. Hayter, Mr. Adamany or Mr. Rubin could limit our success in the future. Messrs. Hayter, Adamany and Rubin are all subject to employment agreements, and the Company plans to obtain "key man" life insurance policies on their lives.

     GOVERNMENT REGULATION OF OUR PRODUCTS MAY PREVENT US FROM SELLING OUR CURRENT PRODUCT OR MAY RESULT IN DELAYS IN LAUNCHING OR SELLING FUTURE PRODUCTS, AND CAN SIGNIFICANTLY INCREASE OUR COSTS.

     The testing, manufacture, labeling, distribution, advertising, marketing, and sale of our products are subject to extensive international and domestic regulation. To sell some or all of our drug products within the United States, we will have to obtain premarket approval from the Food and Drug Administration. The FDA approval process is very costly, time consuming, and uncertain, and our products may not obtain FDA approval on a timely basis, if at all. We may not have sufficient resources to complete the required testing and regulatory review process for our products currently under development, and we do not have sufficient resources to seek FDA approval of any of our products. In addition, approvals are subject to continual review, and later discovery of previously unknown problems may result in product labeling restrictions or withdrawal of products from the market. Also, the FDA may restrict or prohibit us from making pertinent product claims and this may limit the successful marketing of our products or may reduce the prices for our products. Finally, failure to comply with requirements for testing, manufacturing, labeling, distributing, advertising, marketing, and selling drugs may subject us or our distributors or manufacturers to administrative or court-imposed sanctions such as product recalls or seizures, injunctions against production, distribution, sales and marketing, delays in obtaining marketing approvals or the refusal of the government to grant approvals, suspensions and withdrawals of previous approvals, and criminal prosecution of us or our officers or employees.



     THE PROTECTION OF OUR RIGHTS TO OUR PRODUCTS MAY NOT BE COMPLETE AND THIS COULD IMPAIR OUR ABILITY TO SUCCESSFULLY COMPETE AGAINST OTHERS.


     Our ability to effectively compete may be materially dependent upon the proprietary nature of the products that we license from third parties. Currently, there are no patents or patent applications pending with respect to our products. We depend primarily on confidentiality provisions in our written agreements with third parties and on trade secret laws, which vary from jurisdiction to jurisdiction and are subject to interpretation. As a result, we have no ability to prevent third parties from duplicating our products if they can do so without either violating an agreement with us or improperly using our trade secrets. We may never be able to obtain any key patents or other protection and our licensors may never be able to obtain similar protection for our products. Our existing rights may not be sufficient to protect our products, may not be valid, and may not provide significant commercial benefits in any event. Although we do not believe that our products infringe on the patent rights or proprietary rights of others, they may infringe on other products.


     WE HAVE A LIMITED PRODUCT LINE AND OUR INABILITY TO SUCCESSFULLY MARKET ANY ONE OR A FEW OF OUR PRODUCTS COULD CAUSE A SIGNIFICANT DECLINE IN OUR REVENUES OR FUTURE PROFITABILITY.


     Nearly all of our revenues from product sales in 1998 and thus far in 1999 were derived from our hand sanitizer and antiseptic skin protectant product. We anticipate that our contraceptive gel will not be available for sales and marketing and distribution efforts in the United States unless and until an NIH Phase III study is initiated and completed and successfully demonstrates its safety and effectiveness as a contraceptive and a sexually transmitted disease preventative and we obtain FDA approval. Neither successful completion of the study nor FDA approval is guaranteed. We expect to derive most of our revenue in the foreseeable future from sales of the hand sanitizer and antiseptic skin protectant and possibly some of our preventative products currently under development. As a result of our lack of product diversification, any failure to successfully develop and market any one or a few of our existing or near-term future products will have a significant impact on our ability to generate revenues or profits and this impact would not be offset by the successful marketing or sales of our other products.

     WE ARE INVOLVED IN A SECURITIES LITIGATION MATTER WHICH COULD RESULT IN MATERIAL AMOUNTS OF DAMAGES.


     We are named in a case involving several claims based on alleged securities fraud violations and misrepresentations by a company called Pinnacle Diagnostics and one of its former officers. The plaintiff claims that securities fraud violations and misrepresentations led it to invest in Pinnacle Diagnostics. The plaintiff claims damages of approximately $540,000 and interest on that amount, plus punitive damages. We have been joined as a co-defendant. Although we do not agree with plaintiff's claims, we could lose this lawsuit. A loss or a settlement of this lawsuit may require us to pay the damages claimed and punitive damages. Payment of these damages could cause us to incur significant losses and deplete any cash or assets that we otherwise may have had available for use in our business operations.

     WE HAVE LIMITED RESEARCH AND DEVELOPMENT RESOURCES AND OUR SUCCESS DEPENDS IN PART ON OUR RESEARCH AND DEVELOPMENT EFFORTS AND AS A RESULT OUR INABILITY TO DEVELOP NEW PRODUCTS OR IMPROVEMENTS OF OUR PRODUCTS MAY HARM OUR FUTURE PROFITABILITY AND ABILITY TO GENERATE REVENUES

     Due to the early developmental stage of our business, we have expended only limited amounts on research and development of disease preventative products in 1998 and 1999. Currently, we have very limited resources to devote to research and development of our currently planned future products and technologies. Since our only product on the market to date is our hand sanitizer and antiseptic skin protectant product, our success depends heavily on our ability to develop innovative additional products utilizing our core product formulation. Unless we are able to obtain and devote resources to our research and development efforts, we may only be able to develop limited product offerings in the future. As a result, this may limit our ability to achieve market acceptance, to leverage that acceptance through the introduction of follow-on products, or to better diversify our risks through multiple product offerings. As a result, we may fail to achieve significant growth in revenues or profitability in the future.


     OUR INABILITY TO MANAGE GROWTH MAY STRAIN OUR RESOURCES AND SYSTEMS.

     We anticipate additional growth in the number of people we employ and in the scope and geographic areas of our operations as current and new products are developed and commercialized. This growth, if achieved, will result in an increase in responsibilities for both existing and new management personnel. Our ability to manage growth effectively will require us to continue to implement and improve our operating, financial and management information systems and to train and motivate our current and new employees. Our failure to manage any expansion effectively could strain our resources and systems and result in the loss of revenues or customers or the incurrence of additional operating losses.

     FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE MAY CAUSE A DISRUPTION IN OUR SYSTEMS AND CAUSE US TO INCUR SIGNIFICANT LIABILITIES OR EXPENSES.


     We recognize the need to ensure that Year 2000 hardware and software issues do not adversely affect our operations. We believe that our critical internal systems and software, which consists primarily of off-the-shelf, commercially available software programs not customized for our business, are Year 2000 compliant. Our evaluation of the compliance of our operating and non-operating systems with the Year 2000 conversion has not been exhaustive. We have not yet completed a review of our suppliers or other third party business partners to determine whether the systems employed by these parties are Year 2000 compliant. In addition, we have not developed an internal contingency plan to deal with Year 2000 issues that may affect our business. As a result, we may experience disruptions in our ability to conduct business because of the Year 2000 problems experienced by us, our distributors, or our vendors. To the extent that our systems experience a Year 2000 failure, or if our key distributors or vendors experience problems relating to achieving Year 2000 compliance, we could suffer a disruption or loss of our systems and unanticipated additional costs and possible revenue losses. We may also be subject to unanticipated and significant litigation resulting from any lack of Year 2000 compliance by us or our vendors or distributors.

     INTERNATIONAL SALES OF OUR PRODUCTS EXPOSE US TO CURRENCY FLUCTUATIONS AND OTHER SPECIAL RISKS WHICH COULD LIMIT OUR ABILITY TO GENERATE PROFITS OR CAUSE US TO INCUR OPERATING LOSSES.

     We are attempting to expand the sale of our current products and to introduce new products under development in several foreign countries. Our international sales efforts are subject to several customary risks of doing business abroad, including regulatory requirements, political and economic instability, trade barriers, foreign taxes and tariff restrictions, restrictions on the ability to transfer funds, and export licensing requirements. In addition, although our limited foreign transactions to date have been U.S. dollar denominated, foreign customers may later require us to receive payment in foreign currency. Fluctuations in the value of foreign currencies relative to the U.S. dollar could have an adverse impact on the price of our products in foreign markets, which could limit or eliminate our ability to generate profits from the sale of these products or cause us to incur significant losses.

RISKS RELATING TO OUR STOCK:

     THE LACK OF A MATURE TRADING MARKET FOR OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE SIGNIFICANTLY AND LIMIT THE LIQUIDITY OF OUR COMMON STOCK.


     We do not meet the listing requirements for the listing or quotation of our common stock on any national or regional securities exchange or on Nasdaq. Currently, our common stock is traded on the Over-The-Counter Bulletin Board. As a result, accurate current quotations as to the value of our common stock are not available and it is more difficult for investors to dispose of our common stock. The lack of current quotations and liquidity can cause our stock price to decline or to trade lower than the prices that may prevail if our securities were listed or quoted on an exchange or on Nasdaq.

     OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.


     Since our common stock is not listed or quoted on any exchange or on Nasdaq, and no other exemptions currently apply, trading in our common stock on the Over-The-Counter Bulletin Board is subject to the "penny stock" rules of the SEC. These rules require, among other things, that any broker engaging in a transaction in our securities provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker and its salespersons in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The brokers must provide bid and offer quotations and compensation information prior to effecting the transaction and include the information in the customer's confirmation. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

     THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR WARRANTS AND OPTIONS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


     As of November 10, 1999, we have 29,346,659 shares of common stock outstanding and available for sale in the public market, and we have outstanding warrants and options to purchase 7,509,617 additional shares at various times. Most of the shares, including some of the shares issuable upon exercise of our warrants and options, may be sold without restriction, except for approximately 5,857,774 shares owned or currently issuable to our "affiliates." The future sale of these shares may adversely affect the market price of our common stock. The issuance of shares upon exercise of our outstanding warrants and options will also cause immediate and substantial dilution to our existing stockholders. In addition, as long as these warrants and options remain outstanding, we may have difficulty obtaining additional capital.

     OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS BEYOND OUR CONTROL WHICH COULD SUBJECT THE VALUE OF OUR SHARES TO RAPID DECLINE.


     In addition to the factors described above, the securities markets have from time to time experienced significant price and volume fluctuations that can be unrelated to the operating performance or financial condition of any particular company, including us. This is especially true with respect to emerging companies like us and companies in our industry. Announcements of technology innovations or new products by other companies, release of reports by securities analysts, regulatory developments, economic or other external factors, as well as quarterly fluctuation in our or in our competitors' operating results, can have a significant impact on our stock price. For example, in the first quarter of 1999, the bid price of our common stock quoted on the Over-The-Counter Bulletin Board ranged from a low of $0.35 per share to a high of $1.03 per share, and from a high of $1.00 per share to a low of $0.30 per share in the fourth quarter of 1998. Similar fluctuations have been experienced in other periods.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding Empyrean's financial position and its results of operations for the periods shown. This discussion should be read in conjunction with Empyrean's Consolidated Financial Statements and related Notes thereto included elsewhere in this document.

INTRODUCTION

     In 1998, we discontinued the distribution and marketing of our Trichomonas diagnostic test kit. This shift in focus coincided with our acquisition of certain rights to use a microbicide formulation utilized in a number of our preventative products, including Preventx Hand Sanitizer and Antiseptic Skin Protectant, Preventx Vaginal Contraceptive Gel, and Preventx Antiseptic Surface Spray. Since that time, we are no longer actively marketing any of our diagnostic products. The decision to discontinue active marketing of our prior line of diagnostic products and the limited revenues and substantial start-up costs associated with introducing our new line of preventative products have significantly affected our current financial condition and operations. We are actively seeking to obtain additional funds through private financing to meet current operating expenses and intend to significantly increase sales of our preventative products through increased marketing and sales efforts.

     Empyrean has had limited revenues and has sustained substantial losses from operations in recent years, has a negative stockholders equity, and at September 30, 1999, had current liabilities substantially in excess of current assets.

     We expect to generate substantially all of our revenues in the future from increased sales of our current line of preventative products. We are also pursuing the development and introduction of additional preventative products.

     In addition to costs of goods sold, which are anticipated to vary somewhat proportionately with our level of sales, significant cost and expense items include salaries and benefits, management fees and consulting, royalties and distribution rights, office and administration, advertising, and legal and accounting, each of which significantly exceeded Empyrean's total revenues for the nine months ended September 30, 1999, primarily as a result of our limited revenues. Accordingly, we do not believe comparing costs as a percentage of revenues from year to year is meaningful.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

     Our total revenues in the nine months ended September 30, 1999 were $649,963 compared to $9,430 in the nine months ended September 30, 1998. Revenues in the first three quarters of 1999 consisted of sales from the Preventx antiseptic and skin protectant product introduced in late February 1999 in the amount of $99,797 and from the sale of Southeast Asia distribution rights in the amount of $550,166. Deferred revenue in the amount of $100,000 will be recorded as revenue at the earlier of the first $100,000 of product shipped to Durstrand, our Southeast Asia distributor, or May 2000. In the first three quarters of 1998, revenues of $9,430 represented sales of products under development for use as samples.

     We incurred a net loss in the nine months ended September 30, 1999 of $2,802,281 compared to a net loss of $2,389,267 in the nine months ended September 30, 1998. The losses in 1999 and 1998 were due primarily to limited revenues that were substantially exceeded by our costs of operation. Our net loss per share for the quarter ended September 30, 1999 was $0.10 compared to a net loss per share of $0.11 in the quarter ended September 30, 1998. The loss per share decreased primarily as a result of issuing 2,946,835 shares of common stock in 1999.

     Selling, general and administrative expenses increased to $3,252,141 in the nine months ended September 30, 1999 from $2,318,831 in the nine months ended September 30, 1998 primarily due to the following:

* Administrative fees relating to our relationship with Integrated Commercialization Solutions (ICS), a division of Bergen Brunswig Corporation, were $375,120 in the three months ended September 30, 1999 and we did not incur these fees in the nine months ended September 30, 1998. ICS provides infrastructure services including distribution, order entry, warehousing, billing, customer service and marketing services.

* We incurred advertising expenses of $492,852 in the nine months ended September 30, 1999 compared to $93,222 in the nine months ended September 30, 1998. The advertising expenses incurred in 1999 were primarily due to our emphasis on marketing and selling our hand sanitizer.

* Legal and accounting expenses increased to $319,770 in the nine months ended September 30, 1999 compared to $161,583 in the nine months ended September 30, 1998. The increase in 1999 resulted primarily from legal and accounting expenses related to our registration statement and filings with the SEC.

* Consulting expense increased to $740,906 in the nine months ended September 30, 1999 compared to $701,497 in the nine months ended September 30, 1998. The increase was primarily due to increased consulting expenses related to our product launch in February 1999 of the hand sanitizer and antiseptic skin protectant. The fair value of stock option grants to non-employees were recorded in the amount of $419,890 in the nine months ended September 30, 1999 compared to $552,255 in the nine months ended September 30, 1998.

     Interest expense increased to $156,590 in the nine months ended September 30, 1999 compared to $0 in the nine months ended September 30, 1998 due to interest accrued on promissory notes and the amortization of the fair value of warrants issued to promissory note holders in 1999.

COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

     Our total revenues in the three months ended September 30, 1999 were $63,372 compared to $430 in the three months ended September 30, 1998. Revenues in the third quarter of 1999 consisted of sales from the Preventx antiseptic and skin protectant product introduced in late February 1999 in the amount of $29,872 and from the sale of Southeast Asia sub-license distribution rights in the amount of $33,500.

     We incurred a net loss in the three months ended September 30, 1999 of $1,023,479 compared to a net loss of $900,735 in the three months ended
September 30, 1998. The losses in 1999 and 1998 were due primarily to limited revenues that were substantially exceeded by our costs of operation. Our net loss per share for the quarter ended September 30, 1999 and 1998 was $0.04.

     Selling, general and administrative expenses increased to $1,030,114 in the three months ended September 30, 1999 from $812,904 in the three months ended September 30, 1998 primarily due to the following:

* Administrative fees relating to our relationship with Integrated Commercialization Solutions (ICS), a division of Bergen Brunswig Corporation, were $104,816 in the three months ended September 30, 1999 and we did not incur these fees in the nine months ended September 30, 1998. ICS provides infrastructure services including distribution, order entry, warehousing, billing, customer service and marketing services.

* We incurred advertising expenses of $211,792 in the three months ended September 30, 1999 compared to $53,814 in the three months ended September 30, 1998. The advertising expenses incurred in 1999 were primarily due to our emphasis on marketing and selling our hand sanitizer.

* Legal and accounting expenses increased to $156,198 in the three months ended September 30, 1999 compared to $60,078 in the three months ended September 30, 1998. The increase in 1999 resulted primarily from legal and accounting expenses related to our registration statement and filings with the SEC.

* Consulting expense increased to $101,750 in the three months ended September 30, 1999 compared to $60,047 in the three months ended September 30, 1999. The increase was primarily due to increased consulting expenses related to our product launch in February 1999 of the hand sanitizer and antiseptic skin protectant.

* Royalties expense increased to $372,438 in the three months ended September 30, 1999 compared to $182,500 in the three months ended September 30, 1999. The increase was due to the increase in minimum guaranteed royalties in 1999 from 1998 payable to the inventor of our current product formulation.

* License rights expense decreased to $0 in the three months ended September 30, 1999 compared to $273,250 in the three months ended September 30, 1998. The decrease resulted from the purchase of Preventx distribution rights to Canada and the purchase of the Preventx name in 1998.

     Interest expense increased to $44,977 in the three months ended September 30, 1999 compared to $0 in the three months ended September 30, 1998 due to interest accrued on promissory notes and the amortization of the fair value of warrants issued to promissory note holders in 1999.

LIQUIDITY AND FINANCIAL POSITION

     We have been unable to date to generate significant cash flows from our business operations. As a result, we have funded our operations through investor financing, including private placements of common stock, convertible debentures, warrants and options. Until such time as we are able to generate significant cash flow from operations through increased sales of our products, we will be required to continue our reliance on investor financing to fund our operations. At September 30, 1999, cash and cash equivalents totaled $141,744, an increase of $78,591 from December 31, 1998. Also as of September 30, 1999, current liabilities, consisting primarily of accounts payable and accrued liabilities, exceeded current assets by $1,100,551.

     During the nine months ended September 30, 1999, net cash used in operating activities was $1,719,413 which primarily resulted from a net loss from continuing operations of $2,802,281 less non-cash charges relating to warrant and option grants in the amount of $536,466 and other net working capital changes in the amount of $546,402.

     In the nine months ended September 30, 1999, net cash flow from financing activities increased by 16% due to funding from promissory notes in the amount of $800,000 and an offsetting decrease in security issuances when compared to 1998 in the amount of $549,729. Net cash provided by financing activities for the nine months ended September 30, 1999, was $1,807,773 resulting from issuance of short-term promissory notes totaling $800,000 and $1,007,733 resulting from the sale of common stock and the exercise of options and warrants. We have pursued additional financing opportunities to fund the costs associated with acquiring and marketing our new line of preventative products.

     On August 15, 1999, promissory notes in the amount of $218,500 were settled by offsetting the amounts payable against the proceeds receivable from the exercise of 810,000 previously issued warrants. The due date of promissory notes in the amount of $285,500 were extended for an additional six months. The remaining promissory notes in the amount of $296,000 are currently due and payable.

     We anticipate incurring a substantial increase in cash outlays associated with increased marketing and sales of our Preventx preventative product line. These cash outlays could include, but are not limited to, product registration costs, advertising, inventory purchases and a sales and marketing campaign. To maintain our current expenses of approximately $2 million per year and meet the costs associated with our increased marketing and sales efforts, we will need to raise substantial additional capital during 1999. If we are unsuccessful in raising the required funds to meet these expenses, we are likely to be unable to complete the steps necessary to significantly increase our sales. Also, unless the FDA issues final regulations that are different than its current proposed regulations with respect to our hand sanitizer product, we may experience an adverse affect on liquidity. In these cases, our financial condition and results of operations will deteriorate and our business may ultimately fail.

     We do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. We plan to raise funds through the issuance of either debt or equity instruments. However, such funds may not be available on favorable terms or at all.


COMPARISON OF YEARS ENDED 1998 AND 1997

     Our total revenues in 1998 were $9,815 compared to total revenues in 1997 of $13,018. The 1998 amount was attributable primarily to sample sales of our preventative products in development. As a result of the shift in focus in 1997 and 1998 to developing, marketing and distributing only disease preventative products, we do not believe a comparison of our revenues for the fiscal years ended December 31, 1998 and 1997 are meaningful or that a comparison is indicative of any future trend in our financial performance.


     We incurred a net loss in 1998 of $3,147,135 compared to a net loss of $2,595,546 in 1997. These losses were due primarily to limited revenues that were substantially less than our costs of operation. Our net loss per share was $0.14 in 1998 and 1997, respectively.

     Selling, general and administrative expenses increased to $2,912,791 in the year ended December 31, 1998 from $1,875,020 in the year ended December 31, 1997 primarily due to the following:

* Management fees and consulting expenses increased to $849,178 in 1998 from $118,744 in 1997. This increase resulted from a greater reliance on independent contractors in 1998 compared to 1997 due to use of contract sales representatives and product launch consultants.

* Expenses for royalties and distribution rights increased to $518,250 in 1998 from $275,492 in 1997, an increase of approximately 88% over the prior year. This increase was due in large part to a $245,000 guaranteed minimum payment in 1998 versus a guaranteed minimum payment of $0 in 1997. Our agreement with Geda International Marketing Co., Ltd., under which we acquired the rights to market and distribute our current line of preventative products, provides for future minimum guaranteed payments that increase significantly in each year of the contract. See Note 8 to our Consolidated Financial Statements. As a result, we expect our expenses for royalties and distribution rights to continue to increase significantly on an annual basis. Unless we are successful in generating substantial additional sales of our preventative products, we are also likely to continue to generate substantial losses from operations.

* As a result of consolidating operations into one leased facility in March 1998, total rent expense, net of sublease income received, declined to $57,894 in 1998 from $91,912 in 1997.

* Office and administration expenses, which consist primarily of day-to-day operational expenses, increased to $182,390 in 1998 from $164,096 in 1997. This increase was due primarily to product launch related expenses.

* We incurred advertising expenses of $154,765 in 1998. No advertising expenses were recorded in 1997. The advertising expenses incurred in 1998 were primarily due to our emphasis on marketing and selling our new line of preventative products in order to generate increased sales. We anticipate that advertising expenses will increase substantially in 1999 as a result of our increased efforts to market and distribute our new line of preventative products.

* Slightly offsetting the above increases, costs associated with salaries and benefits declined to $710,137 in 1998 from $805,642 in the prior year. This decline was primarily due to staff turnover associated with shifting the organization from an R&D based organization to an emphasis on sales and marketing.

     Research and development expenses decreased to $31,425 in 1998 from $137,349 in 1997, representing a decline of approximately 77%. This decline represents our shift in focus from research and development of new diagnostic test kit products to sales and marketing of our new line of preventative products.

     Prior to 1997 we made a $600,000 advance to Emerald Diagnostics, a company controlled by a former director, for product development. In 1997 we wrote off the remaining $105,000 advance because it had no future economic benefit.

     We reported a $28,516 loss on inventory obsolescence in 1998 versus a $458,800 loss in the prior year. The loss recorded in 1998 primarily reflects a write-off of PEMVIEW Trichomonas test kits while the loss recorded in 1997 primarily reflects a write-off of HIV test kit components.

     We incurred a $209,972 loss on fixed asset disposal in 1998. This loss was due to a one-time noncash charge for a write-off of fixed assets used in manufacturing and research associated with our discontinued line of diagnostic products. We recorded a $30,693 loss on fixed asset disposal in 1997 due to write-offs of abandoned leasehold improvements.

YEAR 2000 COMPLIANCE

     The following Year 2000 discussion contains various forward-looking statements that represent our beliefs or expectations regarding future events. When used in the Year 2000 discussion, the words "believe," "expects," "estimates," and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, our expectations as to when we and our significant distributors, customers, and suppliers will complete the implementation and compliance phases of the Year 2000 Plan, as well as any Year 2000 contingency plans; and our belief that our internal systems and equipment are Year 2000 compliant. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources and the actions of independent third-parties with respect to Year 2000 problems.

     The Year 2000 problem refers to the inability of software to process date information later than December 31, 1999. Date codes in many software programs are abbreviated to allow only two digits for the year. Software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000. When that happens, some software will not work at all and other software will suffer critical calculation and other processing errors. Hardware and other products with embedded chips may also experience problems.

     We believe that our critical internal systems, including versions of Quickbooks, Microsoft Exchange and Microsoft Office products, are Year 2000 compliant. In addition, we track the versions and updates when available for these products to ensure Year 2000 compliance.


     We and our service provider, Integrated Commercialization Solutions, have completed an evaluation of our internal systems and equipment that addresses both information technology systems and non-IT systems. IT systems consist of business systems and the software development environment. Non-IT systems consist of all other systems such as building security and HVAC systems. In addition, we have completed the upgrade of critical systems to meet Year 2000 requirements. We believe that any future internal Year 2000 costs will be immaterial.


     We have contacted our manufacturer, Canadian Custom Packaging, who has confirmed that it is Year 2000 compliant. However, if there is interruption of the manufacturing process due to Year 2000 computer malfunctions, we will have no way to manufacture our product until the problem is corrected or another manufacturer can be obtained.

     Due to our Year 2000 analysis, we have determined that an internal contingency plan is unnecessary. We also are in the process of conducting a review of our suppliers to determine whether the suppliers' operations and the products and services they provide are Year 2000 compliant.

     We have no practical means to verify the information provided by these third parties and will pursue those secondary distributors and vendors who have not yet responded. Based upon these assessments and where practicable, we will attempt to mitigate our risks with respect to any suppliers that may not meet the requirements, including seeking alternative suppliers. However, we may experience disruptions in our ability to conduct business because of Year 2000 problems experienced by our distributors or vendors. As a result, these problems remain a possibility and could have an adverse impact on our results of operations and financial condition. To the extent that our key distributors or vendors experience problems relative to achieving Year 2000 compliance, we could suffer unanticipated additional costs and possible revenue losses.

     Some independent sales representatives that we use may have applications that are not Year 2000 compliant. We do not believe this is a material concern since product orders currently are either manually written and submitted verbally or by fax.

     Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of Year 2000 litigation, it is uncertain whether, or to what extent, we may be affected.


SPECIAL NOTE CONCERNING FORWARD LOOKING STATEMENTS

     This registration statement, including the notes to the consolidated financial statements and this "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward looking statements. We may make additional written and oral forward looking statements from time to time in filings with the Securities and Exchange Commission, in our press releases, or otherwise. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward looking statements. These statements may include, but are not limited to, the anticipated outcome of contingent events, including litigation, or regulatory proceedings or rulemaking, projections of revenues, income or loss, or capital expenditures, plans for future operations, growth and acquisitions, financing needs or plans and the availability of financing, and plans relating to products or product development as well as assumptions relating to the above subjects.

     Forward looking statements reflect our current views concerning future events and financial performance and speak only as of the date the statements are made. These forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this registration statement, including the notes to the consolidated financial statements and this "Management's Discussion and Analysis of Financial Condition and Results of Operations," describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward looking statements are set forth in Item 1: Business. In addition, new factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward looking statements. We undertake no obligation to publicly update or review any forward looking statements, whether as a result of new information, future events, or otherwise.

                                   PROPERTIES

     Our corporate facility is located in Phoenix, Arizona and consists of approximately 4,300 square feet of executive office and warehouse space. We lease this facility for a monthly base rent of $3,363. The lease expires in March 2001. We believe that our facilities are adequate for our needs for the foreseeable future.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of November 10, 1999 information about the amount and nature of beneficial ownership of the common stock held by:

     * Each person who we know is a beneficial owner of more than 5% of our outstanding common stock;
     *    Each person who is a director or executive officer of Empyrean; and
     *    All of our directors and executive officers as a group.

     The business address of each person listed is c/o Empyrean Bioscience, Inc., 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85027-2613.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting powers and investment power with respect to securities. We believe that each individual named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by him, subject to community property laws, where applicable and except where otherwise noted.


     Beneficial ownership is calculated based on 29,346,659 common shares issued and outstanding as of November 10, 1999, under Rule 13d-3(d) of the Securities Exchange Act of 1934. Shares subject to unexercised options, warrants, rights or conversion privileges exercisable within 60 days of November 10, 1999, are deemed outstanding for the purpose of calculating the number and percentage owned by that person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. The first column of the following chart represents the total number of actual outstanding shares owned by the named individual, including options and warrants exercisable within 60 days of November 10, 1999. The second column titled "Portion Represented by Options and Warrants" shows the portion of the column one figure represented by options and warrants exercisable within 60 days of November 10, 1999. The totals for Mr. Bain include 890,000 shares owned beneficially by Uptic Investments Corp., a company owned 100% by Mr. Bain.

                                    TOTAL AMOUNT   PORTION REPRESENTED
NAME AND ADDRESS OF                 OF BENEFICIAL    BY OPTIONS AND     PERCENT
 BENEFICIAL OWNER                     OWNERSHIP         WARRANTS        OF CLASS
-------------------                 -------------  -------------------  --------
Michael Cicak                         1,385,000           580,000          4.7%
Stephen D. Hayter                     1,557,305         1,400,570          5.3%
Raymond E. Dean                         749,719           747,719          2.6%
Dr. Andrew J. Fishleder                 163,000           140,000            *
Robert G.J. Burg II                     130,000           100,000            *
Lawrence D. Bain                      1,232,750           710,000          4.2%
Richard C. Adamany                      320,000           320,000          1.1%
Bennett S. Rubin                        320,000           320,000          1.1%
Directors and executive officers
  as a group (eight persons)          5,857,774         4,318,289         19.9%

----------
* less than 1%

     As of the date of this Registration Statement, to our knowledge, there are no arrangements of which may at a subsequent date result in a change in control of Empyrean.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names of all of our current directors and executive officers as of the date of this Registration Statement, with each position and office held by them and their periods of service in the capacities listed.

NAME                       AGE   POSITION WITH THE COMPANY    DATE FIRST ELECTED
----                       ---   -------------------------    ------------------
Stephen D. Hayter           60   Director, President and      August 1996
                                 Chief Executive Officer
Andrew J. Fishleder, M.D.   46   Director                     November 1998
Robert G.J. Burg II         42   Director                     November 1998
Michael Cicak               63   Director                     May 26, 1999
Lawrence D. Bain            49   Director                     August 6, 1999
Richard C. Adamany          46   Executive Vice President     September 7, 1999
                                 and Chief Operations
                                 Officer
Bennett S. Rubin            42   Executive Vice President     September 7, 1999
                                 and Chief Marketing
                                 Officer

     Mr. Hayter was appointed as our director, President and Chief Executive Officer in August 1996. Mr. Hayter has over twenty years experience in the health care industry, specifically in biotechnology, and has an extensive network of contacts throughout North America, Europe and Japan. For the two years prior to August 1996, Mr. Hayter served as President of Sedona Biotechnology, a consulting practice with clients such as Fisher Scientific USA, Colby Group International Japan and Durimport Marine Canada. Prior to 1996, Mr. Hayter was the Executive Vice President of Centocor, Inc. responsible for the Diagnostics Division. In 1987, Mr. Hayter founded ADI Diagnostics Inc., a fully integrated diagnostics company specializing in infectious disease and oncology testing, and was its President until 1993. In 1991, ADI Diagnostics, Inc. merged with Cambridge Biotech. Mr. Hayter served in the Diagnostics Division of Abbott Laboratories for thirteen years with his last position being the Executive Vice-President and Representative Director of Abbott's joint venture, Dainabot KK. Mr. Hayter currently resides in Phoenix, Arizona. Mr. Hayter will resign as President and Chief Executive Officer by March 7, 2000.

     Dr. Fishleder was appointed a director on November 20, 1998. Dr. Fishleder has been the Chairman of the Division of Education of the Cleveland Clinic Foundation since 1991 and currently serves on the institution's Board of Governors and Medical Executive Committee. Dr. Fishleder is a pathologist and has been a member of the staff of the Cleveland Clinic Department of Clinical Pathology since 1982.

     Mr. Burg was appointed a director on November 20, 1998. Mr. Burg has over twenty-years experience in sales and marketing. Since January 1998 Mr. Burg has been the President of Profile Sports. Between 1990 and 1998, Mr. Burg was employed by Royal Grip, Inc./Roxxi Caps, which manufacturers and distributes golf grips and sports headwear, and was its President between February 1995 and January 1998. Mr. Burg has been a director of Royal Precision, Inc. since June, 1998.

     Mr. Cicak was appointed a director on May 26, 1999. Mr. Cicak is currently the president of Solar Cells, Inc., a privately held manufacturer and worldwide distributor of solar panels, and was the president and CEO of GlassTech, Inc., a privately held manufacturer and distributor of window manufacturing equipment, from 1983 to 1993. He is currently a member of the Board of Directors of the University of Findlay in Ohio and serves on several corporate boards including First Solar, LLC and Autom.

     Mr. Bain was appointed a director on August 6, 1999. Mr. Bain is a senior vice president in the investment banking division of Stifel, Nicolaus & Company, Incorporated. Previously, Mr. Bain was a managing director with Everen Securities and a senior vice president with both Morgan Stanley Dean Witter and E.F. Hutton Company. He currently serves as a trustee for Cleveland's Leprechaun Society Charity and is a past board member of the Better Business Bureau.

     Mr. Adamany was appointed Executive Vice President and Chief Operating Officer on September 7, 1999. Prior to joining Empyrean, Mr. Adamany was a 50% owner of Premier Enterprise Partners, LLC, a company formed to acquire, operate and grow companies pursuing long-term capital gains. Mr. Adamany was Executive Vice President and Chief Operating Officer of Advanced Lighting Technologies from 1997 to 1998. From 1992 to 1996 Mr. Adamany was Senior Vice President, Treasurer and Chief Financial Officer of Health O Meter Products Inc. which acquired Mr. Coffee, Inc. where he held the same position. Mr. Adamany is entitled under his employment agreement with us to become our President and Chief Executive Officer and a director by March 7, 2000.

     Mr. Rubin was appointed Executive Vice President and Chief Marketing Officer on September 7, 1999. Prior to joining Empyrean, Mr. Rubin was a 50% owner of Premier Enterprise Partners, LLC, a company formed to acquire, operate and grow companies pursuing long-term capital gains. During 1998, Mr. Rubin was Senior Vice President, Sales of Advance Lighting Technologies, Inc. From 1995 to 1998, Mr. Rubin held several senior management positions at Invacare Corporation, including Vice President, Marketing and Marketing Services. From 1989 to 1995 Mr. Rubin was Vice President of Sales and Marketing of The Genie Company. Mr. Rubin is entitled under his employment agreement with us to become our Executive Vice President and Chief Operations Officer and a director by March 7, 2000.

     The directors have served in their respective capacities since their election or appointment and will serve until the next annual shareholders meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles of Incorporation. The executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal with or without cause by the directors.

     There are no family relationships between any two or more directors or executive officers. Under their employment agreements with us, we are required to elect Mr. Adamany and Mr. Rubin as directors by March 7, 2000. Other than as described for these individuals, there are no arrangements or understandings regarding election between any two or more directors or executive officers.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and a Compensation Committee. No committee meetings occurred in 1998 or 1999. The Audit Committee is responsible for evaluating the Company's accounting principles and its system of accounting controls. The Compensation Committee acts on matters related to the compensation of directors, senior management and key employees. Dr. Fishleder and Mr. Burg each serve on our Audit Committee and Compensation Committee.

DIRECTOR COMPENSATION

     Non-employee directors receive:

     * a quarterly retainer of $2,500, plus $500 per committee meeting attended;
     * an annual grant of stock options to purchase 100,000 shares of our common stock; and
     * reimbursement for out-of-pocket expenses associated with attending Board and committee meetings.

Employee directors receive no additional compensation for serving on the Board.

     The stock options granted to non-employee directors are granted at an exercise price equal to the fair market value of the common stock on the date of grant, are fully vested at date of grant, and expire ten years from the date of grant.

                             EXECUTIVE COMPENSATION

     The following table is a summary of the compensation paid to our Chief Executive Officer and each executive officer who earned over $100,000 in total salary and bonus for each of our three most recently completed fiscal years.

SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                                            COMPENSATION
                                           ANNUAL COMPENSATION                 AWARDS
                                  ---------------------------------------   -------------
                                                                             SECURITIES
                                                             OTHER ANNUAL   UNDER OPTIONS    ALL OTHER
     NAME AND                                                COMPENSATION   GRANTED/SARS    COMPENSATION
PRINCIPAL POSITION         YEAR   SALARY ($)    BONUS ($)        ($)         GRANTED (#)        ($)
------------------         ----   ----------    ---------    ------------   -------------   ------------
Stephen D. Hayter          1998   $186,923          --            --          1,400,000          --
  President and Chief      1997   $189,539          --            --            300,000          --
  Executive Officer        1996   $ 60,000          --            --            600,000          --

Raymond E. Dean            1998   $135,000          --            --            700,000          --
  Former Secretary and     1997   $ 40,000          --            --            300,000          --
  Chief Operations
  Officer(1)

----------
(1) Mr. Dean joined Empyrean in August, 1997 and therefore no compensation information for 1996 is provided. Mr. Dean resigned as chief operations officer in September 1999. Currently he remains an employee of the Company.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

                       NUMBER OF     PERCENT OF TOTAL
                       SECURITIES      OPTIONS/SARS
                       UNDERLYING       GRANTED TO        EXERCISE
                      OPTIONS/SARS     EMPLOYEES IN     OR BASE PRICE
     NAME               GRANTED #       FISCAL YEAR       ($/SHARE)     EXPIRATION DATE
     ----             ------------   ----------------   -------------   ---------------
Stephen D. Hayter       1,400,000           62.5%          $ 0.95        April 28, 2001
Raymond E. Dean           700,000           31.3%          $ 0.95        April 28, 2001

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                        SHARES                     UNEXERCISED OPTIONS/SARS              IN-THE-MONEY
                      ACQUIRED ON     VALUE           AT FISCAL YEAR-END         OPTIONS/SARS FISCAL YEAR-END
     NAME              EXERCISE      REALIZED      EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
     ----             -----------    --------   -------------------------------  ----------------------------
Stephen D. Hayter        25,000       $8,450           1,350,570/854,372                    $3,500
Raymond E. Dean            --           --              747,719/427,186                       --

EMPLOYMENT AGREEMENTS

     Steven D. Hayter, our President, Chief Executive Officer, and Chairman of the Board, works under an employment agreement effective as of September 1, 1999. Under the employment agreement, six months from September 1, 1999, Mr. Hayter will resign as President and Chief Executive Officer of the Company. Mr. Hayter's agreement provides for a base salary of $180,000 per year which shall continue through December 31, 2001 subject to review by our Compensation Committee. Mr. Hayter would be entitled to participate in an incentive compensation program in the future if so approved by our Board of Directors. Under the employment agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Hayter under our stock plan and have agreed to register the resale of those shares under an effective Form S-3 Registration Statement, if available. If Mr. Hayter is terminated without cause, we are obligated to provide Mr. Hayter twelve months of severance pay, including one year's salary and a pro rata portion of his annual bonus and accelerated vesting of options. Mr. Hayter's agreement also contains confidentiality and non-compete covenants. We have agreed to indemnify Mr. Hayter for actions taken by him as an officer or director of us and this indemnification will survive his termination. We have agreed to continue liability insurance until five years following Mr. Hayter's termination with us.

     Richard C. Adamany, our Executive Vice President and Chief Operating Officer, works under an employment agreement effective as of September 7, 1999. Mr. Adamany's agreement provides for a base salary of $150,000 for the first six months of the agreement. Under the employment agreement, no later than six months from September 7, 1999, Mr. Adamany will assume the position of President and Chief Executive Officer of Empyrean and will become a director. His annual base salary will increase to $180,000 at the end of the six month period. Mr. Adamany will be reimbursed for weekly trips between Cleveland, Ohio and Phoenix, Arizona. In addition, we will provide Mr. Adamany with a furnished two-bedroom apartment in Phoenix, Arizona, access to a physical fitness center, and an automobile. Mr. Adamany would be entitled to participate in an incentive compensation program in the future if so approved by our Board of Directors. Under the employment agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Adamany under our stock plan and have agreed to register the resale of those shares under an effective Form S-3 Registration Statement, if available. If Mr. Adamany is terminated without cause, we are obligated to provide Mr. Adamany twenty-four months of severance pay, including two years of salary and a pro rata portion of his annual bonus and accelerated vesting of options, unless Mr. Adamany is terminated less than twelve months from the date of execution of the employment agreement, in which case his severance pay would be limited to twelve months. Mr. Adamany has the option upon termination of accepting a lump sum payment for severance pay, calculated by discounting the stream of payments owed to him using a discount rate of 15%. Mr. Adamany's bonus will be payable no later than ninety days following the close of the fiscal year that he is terminated. Mr. Adamany's agreement also contains confidentiality and non-compete covenants. We have agreed to indemnify Mr. Adamany for actions taken by him as an officer or director of us and this indemnification will survive his termination. We have agreed to continue liability insurance until five years following Mr. Adamany's termination with us.


     In addition, under his employment agreement, Mr. Adamany is entitled to a grant of options to purchase a minimum of 1.5 million shares of common stock at the fair market value on the date of grant. The first option to purchase 50,000 shares of common stock vested upon execution of the employment agreement. Options to purchase 90,000 shares will vest on the last day of each of the second, third, fourth, fifth and sixth months following the execution of the employment agreement. The remaining options will vest according to mutually agreed upon performance criteria. The agreement provides that options granted to other members of management will vest upon the same performance criteria as the criteria for Mr. Adamany. Empyrean has not yet granted these options to Mr. Adamany.


     Bennett S. Rubin, our Executive Vice President and Chief Marketing Officer, works under an employment agreement effective as of September 7, 1999. Mr. Rubin's agreement provides for a base salary of $150,000 for the first six months of the agreement. Under the employment agreement, no later than six months from the effective date of September 7, 1999, Mr. Rubin will assume the position of Executive Vice President and Chief Operating Officer of Empyrean, and will become a director. His annual base salary will increase to $170,000 at the end of the six month period. Mr. Rubin will be reimbursed for weekly trips between Cleveland, Ohio and Phoenix, Arizona. In addition, we will provide Mr. Rubin with a furnished two-bedroom apartment in Phoenix, Arizona, access to a physical fitness center, and an automobile. Mr. Rubin would be entitled to participate in an incentive compensation program in the future if so approved by our Board of Directors. Under the employment agreement, we have agreed to register shares issuable upon exercise of options granted to Mr. Rubin under our stock plan and have agreed to register the resale of shares under an effective Form S-3 Registration Statement, if available. If Mr. Rubin is terminated without cause, we are obligated to provide Mr. Rubin twenty-four months of severance pay, including two years of salary and a pro rata portion of his annual bonus and accelerated vesting of options, unless Mr. Rubin is terminated less than twelve months from the date of execution of the employment agreement, in which case his severance pay would be limited to twelve months. Mr. Rubin has the option upon termination of accepting a lump sum payment for severance pay, calculated by discounting the stream of payments owed to him using a discount rate of 15%. Mr. Rubin's bonus will be payable no later than ninety days following the close of the fiscal year that he is terminated. Mr. Rubin's agreement also contains confidentiality and non-compete covenants. We have agreed to indemnify Mr. Rubin for actions taken by him as an officer or director of us and this indemnification will survive his termination. We have agreed to continue liability insurance until five years following Mr. Rubin's termination with us.


     In addition, under his employment agreement, Mr. Rubin is entitled to a grant of options to purchase a minimum of 1.5 million shares of common stock at the fair market value on the date of grant. The first option to purchase 50,000 shares of common stock vested upon execution of the employment agreement. Options to purchase 90,000 shares will vest on the last day of each of the second, third, fourth, fifth and sixth months following the execution of the employment agreement. The remaining options will vest according to mutually agreed upon performance criteria. The agreement provides that options granted to other members of management will vest upon the same performance criteria as the criteria for Mr. Rubin. Empyrean has not yet granted these options to Mr. Rubin.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the last two fiscal years we have entered into the following transactions with our directors, officers, holders of 5% or more of our common stock, or their affiliates:

STUART C. MCNEILL

     Mr. McNeill was our Secretary and a director from November 9, 1995 to November 20, 1998. We entered into an oral agreement with McNeill & Associates Financial Consultants, Inc. which is a private British Columbia company controlled by Mr. McNeill. McNeill & Associates, under the agreement, provided us with accounting, office and administrative services. We paid McNeill & Associates $120,534 in 1996 and $15,346 in 1997 for its services. The agreement was terminated on February 1, 1997.

DAVID TEWS

     Mr. Tews was a director between January 27, 1997 and November 20, 1998. We entered into a Consulting Services Agreement with International Trade Group, Inc. which is a private company controlled by Mr. Tews. ITG, under the agreement, provided consulting services to us with respect to strategic planning and business development for a monthly fee of $6,000 and 250,000 stock options exercisable for three years at $0.83 per share. The 250,000 stock options were granted on June 16, 1998. The agreement was for a term of three years starting June 16, 1998. Effective October 15, 1999, we notified Mr. Tews that we were terminating this agreement.

ANDREW POLLET

     Mr. Pollet was one of our directors between March 24, 1997 and November 20, 1998. Pollet Law, a law firm which Mr. Pollet founded and is the principal shareholder, has provided us with legal services. We paid Pollet Law $127,329, $93,975 and $126,775 in 1998, 1997 and 1996, respectively for legal services. Pollet Law continues to provide legal services.

LAWRENCE D. BAIN


     Mr. Bain was appointed a director on August 6, 1999. In April 1998, we entered into an engagement agreement with Uptic Investments Corp., which is controlled by Mr. Bain. Uptic provided financial advisory services to us with respect to obtaining strategic corporate or institutional investors and also facilitated introductions to key customers and distributors. Uptic has been issued warrants to purchase 1,000,000 shares of common stock, of which it has purchased upon exercise of the warrant 250,000 shares that were granted and fully exercisable in April 1998 at an exercise price of $0.01 per share, and 250,000 shares that were granted and fully exercisable in January 1999 at an exercise price of $0.01 per share. The remaining 500,000 warrants were granted and fully exercisable on May 5, 1999 and have an exercise price of $0.50 per share. Consulting expenses in the amounts of $213,275 and $301,000 were recorded in 1998 and 1999, respectively, in accordance with SFAS 123 for the fair value of the warrants.


INDEBTEDNESS OF MANAGEMENT AND OTHERS TO THE COMPANY

     In 1997 Mr. Stephen D. Hayter, our President, Chief Executive Officer, and a Director, delivered to us a promissory note in the original principal amount of $120,873 with interest at 8.5% per annum, as payment for the exercise of 200,000 stock options. The promissory note was paid in full during the first quarter of 1998.

                            DESCRIPTION OF SECURITIES

     The following is a description of all of the material rights of our securities. For a more complete description of the rights and other terms of our capital stock, we direct you to our Articles of Incorporation and Bylaws.


COMMON STOCK

     Our authorized common stock consists of 100,000,000 shares of common stock without par value. The holders of common stock are entitled to dividends, pro rata, as and when declared by the Board of Directors, to one vote per share at a meeting of shareholders and, upon winding up or liquidation, to receive those of our assets that are distributable to the holders of the common stock upon winding up or liquidation. No common stock has been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. Provisions as to the modification or variation of such rights or such provisions are contained in the Wyoming Business Corporation Act. As of October 22, 1999, there were 29,346,659 issued and outstanding shares of common stock.

PREFERRED STOCK

     Our authorized shares of Class "A" Preferred Stock consists of 100,000,000 shares with a par value of $10 per share. Our authorized Class "B" Preferred Stock consists of 100,000,000 shares with a par value of $50 per share. All Class "A" and Class "B" Preferred Stock rank equally within their respective classes as to dividends or return of capital on winding-up or otherwise. Neither Class "A" nor Class "B" Preferred Stock are entitled to vote at any general meeting of shareholders unless expressly provided as a special right. Our directors are authorized by our Articles to issue Class "A" and Class "B" Preferred Stock in one or more series each and to create and attach special rights and restrictions to a series of shares. In the event of the liquidation, dissolution or winding-up of Empyrean or any distribution of our assets for the purpose of winding-up our affairs, the holders of Class "A" and Class "B" Preferred Stock are entitled, unless otherwise provided in the special rights and restrictions attached to such shares, after the payment of unpaid dividends, to be paid equally between the two classes, the amount of capital paid up per share (or as otherwise provided by the special rights and restrictions attached thereto) from our assets in priority over the common stock. No shares of either Class "A" Preferred Stock or Class "B" Preferred Stock have been issued.


     Other than the Board's ability to issue preferred stock described above, there are no provisions in our Articles which would have an effect of delaying, deferring or preventing a change in control of Empyrean.


ESCROW SHARES

     An additional 710,000 shares of our common stock were issued and are held in escrow pursuant to the terms of an Escrow Agreement dated July 9, 1998 among Empyrean, Kaplan Gottbertter & Levenson, LLP and the purchasers of our convertible debentures.

WARRANTS

     Set forth below is a table showing the number of warrants currently outstanding to purchase our common stock, the exercise prices payable upon an election to exercise, and the term of each of these warrants:

                                   CURRENTLY     EXERCISE
ORIGINAL ISSUANCE DATE            OUTSTANDING    PRICE/SH         EXPIRATION
----------------------            -----------    ----------       ----------
July 15, 1998 (1)                    795,492     $0.9051(2)    July 9, 2001
February 15, 1999(3)                  40,000     $  0.10       February 15, 2001
March 17, 1999                       460,000     $  0.60(4)    March 17, 2001
May 5, 1999                          500,000     $  0.50       May 5, 2004
May 27, 1999                         610,000     $  0.60(5)    May 26, 2001
                                   ---------
     Total                         2,405,492
                                   =========
----------
(1) These warrants were issued to purchasers of debentures of Empyrean issued in a private placement on the same date.
(2) The exercise price per share of the warrants is $0.90510 from July 10, 1999 until July 9, 2000, and increases to $1.05595 from July 10, 2000 to July 9, 2001.
(3) These warrants were issued to purchasers of our promissory notes issued in a private placement on the same date.
(4) The exercise price per share of the warrants is $0.60 from the date of issue (March 17, 1999) to March 17, 2000, and increases to $0.75 per share from March 18, 2000 to March 17, 2001.
(5) The exercise price per share of the warrants is $0.60 from the date of issue (May 27, 1999) to May 26, 2000, and increases to $0.75 per share from May 27, 2000 to May 26, 2001.

1998 STOCK PLAN

     Empyrean's Board of Directors adopted the Empyrean Diagnostics Inc. 1998 Stock Plan in May 1999. We believe the Plan is necessary to attract, compensate, and motivate our employees, officers, directors, and consultants. Under the Plan, we may grant incentive stock options and non-qualified stock options to our employees, officers, directors, and consultants. The board administers the Plan. The board determines eligibility, the types and sizes of options, the price and timing of options, and any vesting, including acceleration of vesting, of options.

     An aggregate of 6,000,000 shares of our common stock are available for grant under the Plan. The Board may terminate or amend the Plan to the extent shareholder approval is not required by law. Termination or amendment will not adversely affect options previously granted under the Plan.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent of our common stock is Jersey Transfer and Trust Company, 201 Bloomfield Avenue, P.O. Box 36, Verona New Jersey 07044.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


     Our common stock is publicly traded on the over-the-counter bulletin board under the ticker symbol "EMDG." We have approximately 4,100 holders of our common stock. We have never paid dividends on our common stock and have no plans to do so. The following table presents the high and low bid prices of the common stock for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                                         HIGH(2)      LOW (2)
                                                         -------      -------
1999
Third Quarter                                             $1.00        $0.62
Second Quarter                                            $1.01        $0.48
First Quarter                                             $1.03        $0.35

1998
Fourth Quarter                                            $1.00        $0.30
Third Quarter                                             $1.00        $0.50
Second Quarter                                            $1.50        $0.59
First Quarter                                             $0.94        $0.44

1997
Fourth Quarter(1)                                         $1.00        $0.55

----------
(1)  We began trading on the Bulletin Board on December 16, 1997.

(2) The high and low bid prices were obtained from a web site located at www.quotecentral.com.


ITEM 2. LEGAL PROCEEDINGS


     An action was filed against us on February 28, 1997 in the Superior Court of the State of California, Santa Clara County, alleging a number of securities fraud violations and misrepresentations by Daniel Bland and Pinnacle Diagnostics, formerly known as Empyrean Diagnostics USA, Inc. Plaintiff, Focus Profile, LLC, claims economic damages in amount of $538,750, plus interest. Plaintiff also requests punitive damages. We have been joined as defendants on the theory that Pinnacle's investment in us declined as a result of misrepresentations and omissions by former management and that we are purportedly liable to Pinnacle's investors as an "alter-ego" of Pinnacle. We were granted judgement in this case on September 22, 1999. Plaintiff has the right to appeal through December 1999.


     We are involved in an action filed by Optima Holding Co., Ltd. and Mercury Technology Corp. on July 28, 1998 in the Circuit Court of the Eleventh Judicial District, Dade County, Florida. This action alleges that we tortiously interfered with Optima and Mercury's contractual relationship with Geda. Optima and Mercury claim that they had prior rights to the Geda formulation and products and that we induced Geda to breach that agreement. Optima and Mercury have requested an unspecified amount of damages against us. In a seperate action that has now been consolidated with the first action in the same court, Geda has requested a declaratory judgment that Geda properly terminated its development and distribution contract with Optima and Mercury. Plaintiffs also seek injunctive relief to prevent Geda and its managers and directors from allowing Geda to have further dealings with us. If we are not successful in this action, we could lose the right to market, sell or manufacture worldwide our hand sanitizer product and other products currently under development.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

PRIVATE PLACEMENTS OF COMMON STOCK AND WARRANTS FOR CASH

     Empyrean sold common stock for cash at the prices and during the periods provided as follows: during the first quarter of 1997, 1,773,773 shares at a price of $0.50 per share were issued to 7 purchasers; during the second quarter of 1997, 306,389 shares at a price of $0.52 per share were issued to 20 purchasers; during the third quarter of 1997, 544,250 shares at a price of $0.80 per share were issued to 10 purchasers; during the fourth quarter of 1998, 1,000,000 shares at a price of $0.50 per share and warrants to purchase
1,000,000 shares at an exercise price of $0.50 per share were issued to 9 purchasers; during the first quarter of 1999, 360,000 shares at price of $0.50 per share and warrants to purchase 360,000 shares at an exercise price of $0.50 per share were issued to 4 purchasers; and during the second quarter of 1999, 600,000 shares at a price of $0.50 per share and warrants to purchase 600,000 shares at an exercise price of $0.50 per share were issued to 3 purchasers. Of the above purchasers, approximately five invested in more than one of the above private placements. The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Regulation D promulgated thereunder. No advertising or general solicitation was employed in offering the securities. The securities were offered to a limited number of persons all of whom were business associates of Empyrean or its executive officers and directors, and transfers of the shares were appropriately restricted by Empyrean. All persons were accredited or sophisticated investors, were capable of analyzing the merits and risks of their investment, acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment.

SALES OF DEBT AND WARRANTS FOR CASH

     Convertible debentures were issued to 4 accredited purchasers during the third quarter of 1998. The debentures were in the original principal amount of $600,000. The debentures were convertible into common stock at a conversion price of the lower of $0.8588 or 70% of the per share market value of the common stock for the five trading days immediately preceding the conversion date. In addition, these same purchasers received warrants to purchase common stock at an adjustable exercise price of $0.8588. All of these convertible debentures were converted into common stock and all of these warrants are currently outstanding. The offering of convertible debentures and warrants were deemed to be exempt from registration under Rule 504 of Regulation D and under Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. All persons were accredited investors, were capable of analyzing the merits and risks of their investment, acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment.

     During the last three years, convertible debentures and warrants have been converted into or exercised for an aggregate of 1,680,372 shares of common stock. Currently, we have no convertible debt securities outstanding and warrants to purchase 2,405,492 shares of our common stock are outstanding.

OPTION GRANTS

     During the preceding three years, Empyrean granted to directors, executive officers, employees, advisors and consultants options to purchase an aggregate of 6,514,125 shares of common stock at a weighted average exercise price of $0.68 per share. The offer of these securities was deemed to be exempt from registration under the Securities Act under Rule 701 of Section 3(b) of the Securities Act and Section 4(2) of the Securities Act. The options were granted under compensatory benefit plans and contracts relating to compensation. Options issued in the above transactions, have been exercised for 1,427,639 shares. Options to purchase 5,104,125 shares remain outstanding.

SALES OF STOCK FOR SERVICES OR IN SATISFACTION OF OBLIGATIONS

     In  July  1998,  as  partial  payment  for  the  exclusive   marketing  and
manufacturing rights to Geda products, Empyrean issued 100,000 shares of common stock to Geda International Marketing Co., Ltd.

     In July 1997, in settlement for incurred and assumed debt in the amount of $93,080, Empyrean issued 260,728 shares of common stock to five of Empyrean's creditors.

     In the third quarters of 1997 and 1998, as fees for services related to the introduction of our current product, Empyrean issued 25,000 shares in each quarter to Mr. Ed Rolquin. In the third quarter of 1998, as a fee for research and development services, Empyrean issued 25,000 shares to Mr. Al Rubenstein.

     In October 1997, in exchange for a license to a bacterial meningitis test, Empyrean issued 95,000 shares of common stock to Global Tek, Inc.

     In April 1998, as an inducement to enter into a contract to provide financial advisory services, Empyrean issued to Uptic Investment Corp., a company controlled by Lawrence D. Bain, now a board member, warrants to purchase 250,000 shares of common stock at an exercise price of $0.01 per share. The warrants were exercised in June 1998.

     In July 1998, in exchange for exclusive distribution rights for the Preventx lotion, Empyrean issued 225,000 shares of common stock to Prevent-X, Inc.

     In November 1998, in settlement for incurred and assumed debt in the amount of $89,236, Empyrean issued 114,405 shares of common stock to a creditor of Empyrean.

     In November 1998, in settlement for an obligation resulting from an attempted business venture with another party, Empyrean issued 197,247 shares to five owners of the other party. This venture related to our attempt to distribute HIV and Trichomonas diagnostic test kits in Europe. We were not able to complete the venture due to a lack of funding and we have since exited the diagnostic test kit business.

     In March 1999, in exchange for exclusive rights to licensed products in Canada, Empyrean issued 100,000 shares of common stock to Farida Darbar.

     In May 1999, in settlement for incurred and assumed debt in the amount of $49,230, Empyrean issued 71,650 shares of common stock to one of Empyrean's creditors.

     In January and May 1999, Empyrean issued warrants to purchase 250,000 shares of common stock at $.01 per share and 500,000 shares of common stock at $0.50 per share to Uptic Investments Corp. (an entity controlled by one of our directors, Lawrence Bain) for financial advisory services and for Uptic's introductions of Empyrean to distributors and customers.

     The above offerings and sales were deemed to be exempt under Regulation D and Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were business associates of Empyrean or its executive officers and directors, and the transfer thereof was appropriately restricted by Empyrean. All persons were accredited or sophisticated investors, were capable of analyzing the merits and risks of their investment, acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Each director or former director and their heirs and personal representatives are entitled to be indemnified by Empyrean under our Articles of Incorporation and Bylaws against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of Empyrean.

                                    PART F/S
                      FINANCIAL STATEMENTS AND INFORMATION

                                C O N T E N T S

                                                                          Page
                                                                          ----

Report of Independent Certified Public Accountants   ..................    F-2

CONSOLIDATED FINANCIAL STATEMENTS
   Consolidated Balance Sheet   .......................................    F-3
   Consolidated Statements of Operations    ...........................    F-4
   Consolidated Statement of Stockholders' Equity (Deficit)   .........    F-5
   Consolidated Statements of Cash Flows    ...........................    F-6
   Notes to Consolidated Financial Statements  ........................    F-7


UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 1999
   Condensed Consolidated Balance Sheet  ..............................   F-14
   Condensed Consolidated Statements of Operations   ..................   F-15
   Condensed Consolidated Statement of Stockholders' Equity (Deficit)     F-16
   Condensed Consolidated Statements of Cash Flows   ..................   F-17
   Notes to Condensed Consolidated Financial Statements    ............   F-18

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Empyrean Bioscience, Inc.


     We have audited the accompanying consolidated balance sheet of Empyrean Bioscience, Inc., and its wholly-owned subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empyrean Bioscience, Inc., and subsidiary as of December 31, 1998, and the consolidated results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Empyrean Bioscience, Inc., will continue as a going concern. As shown in the financial statements, Empyrean Bioscience, Inc., incurred a net loss of $3,147,135 during the year ended December 31, 1998, and, as of that date Empyrean Bioscience, Inc. has a deficit in stockholders' equity of $124,908. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about Empyrean Bioscience, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 11, the accompanying consolidated financial statements as of and for the year ended December 31, 1998 have been restated.


GRANT THORNTON LLP


San Francisco, California
February 11, 1999, except for notes 10 and 11 as to which the date is October 25, 1999.

                           EMPYREAN BIOSCIENCE, INC.

                          CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998
                                   (Restated)

                                  ASSETS
CURRENT ASSETS
   Cash and cash equivalents....................................  $      62,793
   Prepaid expenses and deposits................................        167,913
   Inventory....................................................         16,386
   Due from an employee.........................................          9,305
   Other........................................................            306
                                                                  -------------
   Total current assets.........................................        256,703
EQUIPMENT AND IMPROVEMENTS......................................         57,122
                                                                  -------------
                                                                  $     313,825
                                                                  =============
                    LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
   Accounts payable and accrued liabilities.....................  $     438,733
COMMITMENTS AND CONTINGENCIES...................................            --
STOCKHOLDERS' DEFICIT
   Common stock, authorized 100,000,000 shares, without
    par value; 26,399,824 shares issued and outstanding.........     18,246,565
   Accumulated deficit..........................................    (18,371,473)
                                                                  -------------
                                                                       (124,908)
                                                                  -------------
                                                                  $     313,825
                                                                  =============

                See accompanying notes to financial statements.

                           EMPYREAN BIOSCIENCE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEAR ENDED DECEMBER 31,

                                                       1997            1998
                                                   ------------    ------------
                                                                    (Restated)

Net sales ...................................      $     13,018    $      9,815
Cost of sales ...............................             2,623           3,436
                                                   ------------    ------------
   Gross profit .............................            10,395           6,379
Selling, general and administrative expenses          1,875,020       2,912,791
Research and development expense ............           137,349          31,425
Write-down of inventory .....................           458,800          28,516
Write-down of receivables ...................           105,000              --
                                                   ------------    ------------
                                                      2,576,169       2,972,732
                                                   ------------    ------------
   Loss from operations .....................        (2,565,774)     (2,966,353)
Other income (expense)
 Loss on disposal of fixed assets ...........           (30,693)       (209,972)
 Other, net .................................               921          29,190
                                                   ------------    ------------
                                                        (29,772)       (180,782)
                                                   ------------    ------------
   NET LOSS .................................      $ (2,595,546)   $ (3,147,135)
                                                   ============    ============
BASIC AND DILUTED LOSS PER SHARE ............      $       (.14)   $       (.14)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING        18,213,790      22,883,937
                                                   ============    ============

                See accompanying notes to financial statements.

                           EMPYREAN BIOSCIENCE, INC.

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                    YEARS ENDED DECEMBER 31, 1997 AND 1998
                                   (Restated)

                                                    Common Stock
                                             --------------------------    Paid-in    Accumulated
                                                Shares        Amount       Capital      Deficit           Total
                                             -----------  -------------  ----------  --------------   -------------
Balances, January 1, 1997...................  15,712,580   $ 12,633,185  $ 368,004    $ (12,628,792)  $    372,397
   Common stock issued for cash.............   1,542,889        549,329        --               --         549,329
   Common stock issued for subscription.....   1,008,773        368,004   (368,004)             --             --
   Stock option exercised by directors......     584,155        205,162        --               --         205,162
   Stock option exercised by contractors         120,139         49,594        --               --          49,594
   Stock option exercised by the
    Company's CEO for note receivable.......     215,845        120,873        --               --         120,873
   Warrants exercised by directors..........     251,766        125,511        --               --         125,511
   Warrants exercised by investors..........   1,410,081      1,011,255        --               --       1,011,255
   Common stock issued for debt.............     260,728        262,237        --               --         262,237
   Common stock issued for finder's fee           25,000         28,878        --               --          28,878
   Common stock issued for license rights...      95,000         75,492        --               --          75,492
   Net loss.................................         --             --         --        (2,595,546)    (2,595,546)
                                              ----------   ------------  ----------   -------------   ------------
Balances, December 31, 1997.................  21,226,956     15,429,520        --       (15,224,338)       205,182
   Common stock issued for cash.............   2,680,322      1,078,000        --               --       1,078,000
   Stock options exercised by directors.....     125,000         57,766        --               --          57,766
   Stock options exercised by others........       7,500          4,178        --               --           4,178
   Warrants exercised by directors..........     186,370         84,955        --               --          84,955
   Warrants exercised by investors..........   1,480,506        578,140        --               --         578,140
   Common stock issued for debt.............     197,247        124,265        --               --         124,265
   Common stock issued for expenses.........     170,923        114,236        --               --         114,236
   Common stock issued for license
    rights..................................     325,000        223,250        --               --         223,250
   Fair value of option and warrant
    grants..................................         --         552,255        --               --         552,255
   Net loss.................................         --             --         --        (3,147,135)    (3,147,135)
                                              ----------   ------------  ----------   -------------   ------------
Balances, December 31, 1998 ................  26,399,824   $ 18,246,565  $     --     $ (18,371,473)  $   (124,908)
                                              ==========   ============  ==========   =============   ============

                See accompanying notes to financial statements.

                           EMPYREAN BIOSCIENCE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                                   1997          1998
                                                               -----------    -----------
                                                                               (Restated)
Cash flows from operating activities
 Net loss ..................................................   $(2,595,546)   $(3,147,135)
 Adjustments to reconcile net loss to net cash used in
   operating activities
   Depreciation ............................................        90,120         80,132
   Options and warrants issued for services ................            --        552,255
   Loss on write-downs and adjustments .....................       610,795        212,804
   Issuance of common stock for expenses ...................       104,370        337,486
   Changes in operating assets and liabilities
    Prepaid expenses and deposits ..........................       (14,899)      (153,014)
    Inventory ..............................................       (56,511)            --
    Accounts payable and accrued liabilities ...............       (71,971)       297,106
    Deposits ...............................................       149,985             --
                                                               -----------    -----------
    Net cash used in operating activities ..................    (1,783,657)    (1,820,366)
Cash flows from investing activities
 Payments on note receivable ...............................        70,112         50,761
 Proceeds from sale of capital assets ......................            --          3,320
 Purchase of capital assets ................................       (66,244)       (40,644)
 Proceeds from (advances to) employee and other receivables        (12,672)        19,386
                                                               -----------    -----------
 Net cash provided by (used in) investing activities .......        (8,804)        32,823
Cash flows from financing activities
 Proceeds from issuance of common stock ....................     1,836,481      1,803,039
                                                               -----------    -----------
    NET INCREASE IN CASH AND CASH
      EQUIVALENTS ..........................................        44,020         15,497
Cash and cash equivalents at beginning of year .............         3,276         47,296
                                                               -----------    -----------
Cash and cash equivalents at end of year ...................   $    47,296    $    62,793
                                                               ===========    ===========
Noncash financing and investing activities
 Issuance of common shares for debt ........................   $   262,237    $   124,265
 Issuance of common shares to CEO for note receivable ......   $   120,873    $        --

                See accompanying notes to financial statements.

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Empyrean Bioscience, Inc. (the "Company"), previously known as Empyrean Diagnostics Ltd., was originally a Canadian entity, which in 1995 was a fully operational organization. The Company became a Wyoming corporation during 1997. The Company through its subsidiary distributes and markets products designed to prevent and diagnose diseases. The Company is identifying strategic corporate partners to both fund and distribute the PrevenTx Hand Sanitizer and Antiseptic Skin Protectant and Vaginal Contraceptive Gel in the United States.

   The Company's summary of significant accounting policies applied in the preparation of these financial statements follows:

*  PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

*  CASH EQUIVALENTS

   The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

*  INVENTORY

   Inventory is recorded at the lower of cost (average cost) or market. Management performs periodic assessments to determine the existence of obsolete, slow moving and non-salable inventories, and records necessary provisions to reduce such inventories to net realizable value.

*  EQUIPMENT AND IMPROVEMENTS

   Equipment and improvements are recorded at cost. Depreciation is provided from the dates the assets are placed in service on a declining balance basis at the following rates:

          Lab and manufacturing equipment    --   25% declining balance
          Office equipment and furniture     --   20% declining balance
          Leasehold improvements             --   lesser of 5 years or the
                                                  term of the lease

*  REVENUE RECOGNITION

   The Company recognizes revenue when no significant obligations remain and collectability of the amount is probable.

*  ADVERTISING

   The Company recognizes advertising expenses as they are incurred.

*  INCOME TAXES

   The  Company  accounts  for income taxes on the liability method, as provided
   by   Statement   of   Financial   Accounting   Standards  ("SFAS")  No.  109,
   "Accounting for Income Taxes."

*  EARNINGS (LOSS) PER SHARE

   Loss per share has been calculated using the weighted average number of shares outstanding. The effect of options, warrants and contingent share issuances are excluded from the calculation when the effects are anti-dilutive.

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997 -- (Continued)

*  STOCK-BASED COMPENSATION

   The Company accounts for stock-based awards to employees and members of the board of directors using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Awards to consultants and others are accounted for using the fair value method of SFAS No. 123
   "Stock-based Compensation." The Company presents the disclosure only provisions of SFAS No. 123 for employee and director awards.

*  USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*  FAIR VALUE OF FINANCIAL INSTRUMENTS

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. These assets and liabilities consist of, based on the short-term nature of such instruments, cash, cash equivalents and payables. The balance sheet carrying amounts of these instruments approximate the estimated fair values.

*  SEGMENT REPORTING

   The Company's business is currently conducted in a single operating segment, preventative products. In the future, we expect to operate in several segments based on the type of customer such as institutional, retail and distributor. The Company's chief operating decision maker is the Chief Executive Officer who reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing performance.

NOTE 2 -- GOING CONCERN

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years and has a deficit in stockholders' equity.

   In view of the matter described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

   The Company has assessed its position in the marketplace as a manufacturer/distributor, and has redirected its efforts to promotion of and finding distributors for its line of contraceptive gels and antiseptic lotions. Management intends to seek additional capital investment through either debt or equity placements and believes the proceeds of these placements, along with the focus on new products, will generate sufficient working capital for the Company to continue in operation for the next twelve months.

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997 -- (Continued)

NOTE 3 -- PREPAID EXPENSES AND DEPOSITS

   During 1998 the Company placed an order with a manufacturer for approximately $424,000. As of December 31, 1998, the Company had advanced the manufacturer $150,000 on the order. The terms of the prepaid purchase was freight on board shipping point. As of December 31, 1998, no goods had been shipped by the manufacturer.

NOTE 4 -- EQUIPMENT AND IMPROVEMENTS

   Equipment and improvements are comprised of the following:

        Furniture and office equipment ....................  $ 107,376
        Leasehold improvements ............................      9,455
                                                             ---------
                                                               116,831
        Accumulated depreciation ..........................    (59,709)
                                                             ---------
                                                             $  57,122
                                                             =========

NOTE 5 - STOCKHOLDERS' EQUITY

   The Company's authorized preferred stock consists of 100,000,000 shares of Class "A" with a par value of $10 and 100,000,000 shares of Class "B" with a par value of $50. As of December 31, 1998, no preferred stock is issued or outstanding.

   The 1997 Stock Option Plan, which is accounted for under APB Opinion No. 25 and related interpretations, provides that up to 6,000,000 stock options may be granted to employees, board members and persons providing services to the Company. The stock options may be exercised at the rate of 25% semi-annually, on a cumulative basis during a vesting period of two years and generally expire three years after the grant date. The stock options are exercisable during involvement with the Company and up to thirty days after involvement has ceased, if the Board of Directors so approve. The options are exercisable at not less than the market value of the Company's stock on the date of the grant. Accordingly, no compensation cost has been recognized for grants from the plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below.

                                           1997               1998
                                        -----------        -----------

     Net loss
          As reported ...........       $(2,595,546)       $(3,147,135)
          Pro forma .............        (3,166,866)        (3,931,960)
     Loss per share
          As reported ...........              (.14)              (.14)
          Pro forma .............              (.17)              (.17)

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions: dividend yield of 0%; a risk-free interest rate of 6%, expected lives of 2 years; and volatility of 96%.

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997 -- (Continued)

   A summary of the status of the Company's stock options as of December 31, 1997 and 1998, and changes during the years ending on those dates is presented below.

                                            1997                  1998
                                    ---------------------  --------------------
                                                 Weighted              Weighted
                                                  Average               Average
                                                 Exercise              Exercise
                                     Shares       Price     Shares      Price
                                    -----------  --------  ----------  --------

Outstanding at beginning of year...  1,055,139    $ .41    2,390,000   $ .64
   Granted  .......................  2,255,000      .68    2,925,000     .91
   Exercised   ....................   (920,139)     .41     (132,500)    .47
   Expired  .......................        --      --       (212,500)    .55
                                     ---------             ---------
Outstanding at end of year ........  2,390,000      .64    4,970,000     .81
                                     =========             =========
Weighted-average fair value of
 options granted during the year...               $ .44                $ .56

     The following table summarizes information concerning options outstanding at December 31, 1998:

                    Options Outstanding                     Options Exercisable
-------------------------------------------------------   ----------------------
                                  Weighted
                                   Average     Weighted                 Weighted
                                  Remaining     Average                  Average
      Exercise       Number      Contractual   Exercise     Stock       Exercise
       Price       Outstanding      Life        Price      Options       Price
----------------   -----------   -----------   --------   -----------   --------

$.38 - 0.40 ....      635,000       1.9         $ .39        635,000     $ .39
 .55 - 0.67 ....    1,010,000       1.8           .57        480,000       .57
 .80 -  .95 ....    3,325,000       2.0           .95      1,195,000       .95
                    ---------                              ---------
                    4,970,000                     .81      2,310,000       .69
                    =========                              =========

     The Company generally issues one warrant for the purchase of one share of common stock with each share of common stock that it issues. The following table summarizes the status of warrants at December 31, 1997 and 1998 and for the years then ended.

                                                   1997                   1998
                                          ----------------------  ----------------------
                                                        Weighted                Weighted
                                                         Average                 Average
                                                        Exercise                Exercise
                                           Warrants      Price      Warrants     Price
                                          -----------   --------  -----------   --------
Outstanding at beginning of year  ......   2,670,500     $  .72    2,636,645     $ .46
   Issued ..............................   2,551,662        .48    1,045,492       .57
   Exercised ...........................  (1,661,847)       .62   (1,666,876)      .40
   Expired   ...........................    (923,670)      1.02          --         --
                                          ----------              ----------
Outstanding at end of year  ............   2,636,645        .46    2,015,261       .57
                                          ==========              ==========

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997 -- (Continued)

NOTE 6 -- INCOME TAXES

     Deferred tax assets consist of the following at December 31, 1998:


            Net operating loss carryover .................  $ 5,615,000
            Other ........................................       17,000
            Intangible asset -- tax basis ................    1,094,000
                                                            -----------
                                                              6,726,000
            Less valuation allowance .....................   (6,726,000)
                                                            -----------
                                                            $        --
                                                            ===========

   The change in the valuation allowance was $1,092,000 in 1997 and $1,325,000 in 1998.

   Cumulative  net operating  losses of  approximately  $14,589,000  in 1998 are
   being  carried  forward  for  Federal  tax  return  purposes.   The  earliest
   carryforwards begin to expire in 2007.

   The following is a reconciliation between the federal statutory rate and the effective rate used for the Company's income tax benefit.

                                                   1997          1998
                                               -----------   -----------

     Loss before income tax benefit .......    $ 2,595,546   $ 3,147,135
                                               ===========   ===========

     Tax benefit at statutory federal
      income tax rate (34%) ...............    $   882,000   $ 1,070,000
     State franchise tax benefit ..........        210,000       255,000
     Change in valuation allowance ........     (1,092,000)   (1,325,000)
                                               -----------   -----------
                                               $        --   $        --
                                               ===========   ===========

NOTE 7 -- LEASES

   The Company conducts its business primarily in leased facilities. One of the leases was a net lease which required the payment of such costs as property taxes, additional rent, common area maintenance, and other operating costs. This lease was terminated October 1, 1998. On March 26, 1998, the Company entered into a commercial lease for 4,343 square feet in Phoenix, Arizona. This lease ends on March 31, 2001.

   The schedule of minimum future rental payments and future sublease income follows:

                                       Future
                                       Minimum       Future
          Year ending                  Rental       Sublease
          December 31                 Payments       Income
          -----------                 --------      --------

             1999................     $  65,606     $ 25,778
             2000................        65,606       25,778
             2001................        10,032          --
                                      ---------     --------
                                      $ 141,244     $ 51,556
                                      =========     ========

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997 -- (Continued)

   Total rent expense, net of sublease income received, was $91,912 and $57,894 for the years ended December 31, 1997 and 1998, respectively.

NOTE 8 -- LICENSES AND ROYALTIES

   The Company entered into an agreement on April 29, 1997, which was subsequently amended in February 1998 with Geda International Marketing Co. Ltd. ("Geda"), whereby the Company obtained the marketing and distribution rights to Geda's products worldwide with the exception of the territories of Hong Kong and Taiwan and the countries of Canada, Africa, Mexico, the Dominican Republic and, as to the sale of the Geda Lotion only, the United States. Geda manufactures a microbicide lotion for use with medical gloves, as well as other uses, for stopping the transmission of all communicable diseases through bodily contact. As consideration, the Company paid Geda $200,000 in cash in 1997, and, in 1998, issued 100,000 shares of common stock valued at $50,000 for these rights.

   For the period of April 29, 1997 through April 29, 2007, the Company is required to pay the greater of 2% of net sales or $1.35 per liter manufactured of the Geda products. The Company is required to pay guaranteed minimum amounts comprised of all license fees, royalties and joint venture royalties, as follows.

                                                    Future
                                                   Minimum
             Year ending                          Guaranteed
             December 31,                          Payments
             ------------                        ------------

              1999 ..........................    $    490,000
              2000 ..........................         735,000
              2001 ..........................         915,000
              2002 ..........................       1,215,000
              2003 ..........................       1,458,000
              Thereafter ....................       9,334,000
                                                 ------------
                                                 $ 14,147,000
                                                 ============

   The  lotion  licensed  from Geda is used in a number of  products,  including
   Preventx(R) Vaginal Contraceptive Gel, Preventx(R) Hand Sanitizer and Antiseptic Skin Protectant, and Preventx(R) Antiseptic Surface Spray. The Company has been contacted by a third party claiming that Geda granted a prior license in the lotion to the third party. The Company has been advised by Geda that Geda has filed suit against the third party seeking a declaratory judgement that the third party has no rights to the lotion. The Company has not been named in this litigation. Although Geda has represented that it has the exclusive right and authority to license the formula to the Company, and has agreed to pay any legal fees incurred by the Company arising out of the Company's investigation and any defense of this matter, there can be no assurance as to the outcome of this matter or that it will not materially or adversely impact the Company.

   In 1998, the Company obtained a license from the third party to sell the products. In consideration for this license, the Company paid $50,000 in cash and issued 225,000 shares of common stock values at $173,250. The Company is also required to pay a royalty equal to 5% of the net revenues of certain products that contain the lotion.

   In 1997, the Company acquired the license rights to manufacture and distribute a diagnostic test kit for bacterial meningitis for a term of 40 years, renewable for a further term of 20 years. In consideration for this license, the Company paid approximately $53,000, including legal and finder's fees and issued 95,000 shares of Common Stock valued at $75,492. The Company is also required to pay a royalty equal to 10% of net sales.

                           EMPYREAN BIOSCIENCE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1998 AND 1997 -- (Continued)

NOTE 9 -- CONTINGENCIES

   The Company is a defendant in lawsuits where the plaintiffs are seeking recovery of amounts invested in a company controlled by the Company's former CEO. The suits seek approximately $800,000 plus punitive damages. In the opinion of management, based upon advice of counsel, it is not currently feasible to predict or determine the outcome of these proceedings.

NOTE 10 -- RELATED PARTY TRANSACTIONS

   During  1997,  the  Company  paid  consulting  fees of  $15,346  to a company
   controlled  by  a  former   director  to  provide   accounting,   office  and
   administrative services. The arrangement was terminated on February 1, 1997.

   On June 16, 1998, the Company entered into a three year agreement with a company controlled by a former director to provide strategic planning and business development services for a monthly fee of $6,000 and 250,000 immediately exercisable stock options at $0.83 per share expiring three years from the date of grant. The Company incurred total expenses on this contract of $162,425 in 1998 of which $36,000 was payable in cash and the balance of $126,425 represents the fair value of the stock options granted.

   During 1998, the Company entered into an agreement with a company controlled by a current director who was appointed in August 1999. The agreement provided for financial advisory services to the Company with respect to obtaining strategic corporate or institutional investors and also facilitated introductions to key customers and distributors in exchange for the issuance of warrants to purchase 1,000,000 shares of common stock, of which 250,000 warrants were fully exercisable in April 1998 at an exercise price of $0.01, 250,000 warrants were fully exercisable in January 1999 at an exercise price of $0.01 and the remaining 500,000 warrants were fully exercisable in May 1999 at an exercise price of $0.50. Consulting expenses of $213,275, representing the fair value of 250,000 warrants in accordance with SFAS 123, was recorded in 1998.

   The Company incurred legal expenses of $93,975 in 1997 and $127,329 in 1998 with a law firm founded by a former director. The firm continues to provide legal services for the Company. Accrued and outstanding expenses were $14,752 at December 31, 1998.

   In 1997, the Company made a loan in the principal amount of $120,873 to a current officer and director for the exercise of 200,000 stock options. This loan was evidenced by a promissory note with interest payable at 8.5% per annum. The promissory note was paid in full during the first quarter of 1998.

NOTE 11 -- PRIOR PERIOD ADJUSTMENT

   The 1998 consolidated financial statements have been restated to reflect the correction of an error in the recording of $552,255 of expense related to options and warrants granted to consultants. The grants were made in 1998 but not approved by the Board of Directors until 1999. The expense was originally recorded in 1999.

NOTE 12 -- SUBSEQUENT EVENT

   In connection with the Company's reincorporation in Delaware it will be changing its name to Preventx, Inc.

                            EMPYREAN BIOSCIENCE, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                    September 30,   December 31,
                                                        1999            1998
                                                    -------------  -------------
                                                     (unaudited)
ASSETS
Current Assets:
    Cash and cash equivalents ....................  $    141,744   $     62,793
    Accounts receivable ..........................        22,083             --
    Prepaid expenses and deposits ................       350,113        167,913
    Inventory ....................................       342,449         16,386
    Other assets .................................         3,000          9,611
                                                    ------------   ------------

       Total current assets ......................       859,389        256,703

Equipment and improvements .......................        55,291         57,122
                                                    ------------   ------------

       Total assets ..............................  $    914,680   $    313,825
                                                    ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Accounts payable and accrued liabilities .....  $  1,278,440   $    438,733
    Deferred revenue .............................       100,000             --
    Short-term note payable ......................       581,500             --
                                                    ------------   ------------

       Total current liabilities .................     1,959,940        438,733

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, authorized 100,000,000 shares,
       without par value; issued and outstanding
       (1999: 29,346,659; 1998: 26,399,824) ......    20,128,494     18,246,565
    Accumulated deficit ..........................   (21,173,754)   (18,371,473)
                                                    ------------   ------------

       Total stockholders' deficit ...............    (1,045,260)      (124,908)
                                                    ------------   ------------

       Total liabilities and shareholders' deficit  $    914,680   $    313,825
                                                    ============   ============

              See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                                                        Three months ended             Nine months ended
                                                     Sept 30,       Sept 30,        Sept 30,        Sept 30,
                                                       1999           1998            1999           1998
                                                   ------------   ------------    ------------    ------------
Net revenues ....................................  $     63,372   $        430    $    649,963    $      9,430
Cost of sales ...................................        11,633             --          33,970           3,400
                                                   ------------   ------------    ------------    ------------

    Gross profit ................................        51,739            430         615,993           6,030

Selling, general and administrative .............     1,030,114        812,084       3,252,141       2,318,831
Research and development ........................            --         22,464          10,519          24,475
                                                   ------------   ------------    ------------    ------------
                                                      1,030,114        834,548       3,262,660       2,343,306
                                                   ------------   ------------    ------------    ------------


    Operating loss ..............................      (978,375)      (834,118)     (2,646,667)     (2,337,276)

Other income (expenses)
  Other, net ....................................          (745)       (68,635)         (1,914)        (54,710)
  Interest expense ..............................       (44,977)            --        (156,590)             --
  Interest income ...............................           618          2,018           2,890           2,719
                                                   ------------   ------------    ------------    ------------
                                                        (45,104)       (66,617)       (155,614)        (51,991)
                                                   ------------   ------------    ------------    ------------

    Net loss ....................................  $ (1,023,479)  $   (900,735)   $ (2,802,281)   $ (2,389,267)
                                                   ============   ============    ============    ============

    Basic and diluted loss per share ............  $      (0.04)  $      (0.04)   $      (0.10)   $      (0.11)
                                                   ============   ============    ============    ============

    Weighted average number of shares outstanding
      used in computing per share information ...    28,455,659     23,283,554      27,519,375      22,478,294
                                                   ============   ============    ============    ============

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

       CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                   (UNAUDITED)

                                                  Common Stock         Accumulated
                                               Shares       Amount        Deficit        Total
                                             ----------   -----------  ------------    ----------
Balances, December 31, 1998 ...............  26,399,824   $18,246,565  $(18,371,473)  $  (124,908)


Warrants exercised by investors ...........   1,487,050       596,233                     596,233
Stock options exercised ...................     375,000       150,000                     150,000
Shares issued for license rights ..........     100,000        70,000                      70,000
Common stock issued in satisfaction of debt      71,660        49,230                      49,230
Common stock issued for cash ..............     960,000       480,000                     480,000
Cancellation of escrow shares .............     (46,875)            0                           0
Fair value of options and warrant grants ..           0       536,466                     536,466
Net loss ..................................                              (2,802,281)   (2,802,281)
                                             ----------   -----------  ------------    ----------

Balances, September 30, 1999 ..............  29,346,659   $20,128,494  $(21,173,754)  $(1,045,260)
                                             ==========   ===========  ============   ===========


                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                           Nine months ended
                                                     ---------------------------
                                                       Sept 30,       Sept 30,
                                                        1999           1998
                                                     -----------    -----------
Cash flows from operating activities:
  Net cash used by operating activities ............ $(1,719,413)   $(1,561,793)

Cash flows from investing activities:
  Payments on note receivable ......................          --         50,761
  Purchase of capital assets .......................      (9,369)       (37,325)
                                                     -----------    -----------

    Net cash provided (used) by investing activities      (9,369)        13,436

Cash flows from financing activities:
  Issuance of common stock .........................   1,007,733      1,557,462
  Short-term note payable proceeds .................     800,000             --
                                                     -----------    -----------

    Net cash provided by financing activities ......   1,807,733      1,557,462
                                                     -----------    -----------

    Net increase in cash and cash equivalents ......      78,951          9,105

Cash and cash equivalents at beginning of period ...      62,793         47,296
                                                     -----------    -----------

Cash and cash equivalents at end of period ......... $   141,744    $    56,401
                                                     ===========    ===========

                 See accompanying notes to financial statements

                            EMPYREAN BIOSCIENCE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

   The financial information included herein for the three and nine month periods ended September 30, 1999 and 1998, and the financial information as of September 30, 1999, is unaudited; however, such information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The interim financial statements and the notes thereto should be read in conjunction with the annual audited financial statements as of December 31, 1998. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

   The accompanying condensed consolidated financial statements include Empyrean Bioscience, Inc., and its wholly-owned subsidiary, Empyrean Diagnostics, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2 - INVENTORIES

   Inventories consist of the following:
                                              September 30,     December 31,
                                                  1999             1998
                                              -------------     ------------
   Diagnostic Kits-Raw Materials .........      $     --          $16,386
   Preventx-Finished Goods ...............       342,449               --
                                                --------          -------

                                                $342,449          $16,386
                                                ========          =======

NOTE 3 - SHORT-TERM NOTES PAYABLE

   In February 1999, the Company entered into promissory note agreements in the aggregate amount of $800,000 with various investors. The promissory notes were due and payable six months from the loan date and have a fixed interest rate of 10%, payable monthly. The Company also issued 320,000 warrants to the promissory note holders, exercisable for two years expiring February 15, 2001, at an exercise price of $0.10. The fair value of the warrants was estimated on the date of grant using the Black-Scholes option pricing model to be $116,576 and was recorded as interest expense over the term of the promissory notes. On August 15, 1999, promissory notes in the amount of $218,500 were settled by offsetting the amounts payable against the proceeds receivable from the exercise of 810,000 previously issued warrants. The due date of promissory notes in the amount of $285,500 were extended for an additional six months. The remaining promissory notes in the amount of $296,000 are currently due and payable.

                            EMPYREAN BIOSCIENCE, INC.

                                   (UNAUDITED)


NOTE 4 - LEGAL PROCEEDINGS

   An action was filed against us on February 28, 1997 in the Superior Court of the State of California, Santa Clara County, alleging a number of securities fraud violations and misrepresentations by Daniel Bland and Pinnacle Diagnostics, formerly known as Empryean Diagnostics USA, Inc. The plaintiff, Focus Profile, LLC, claims economic damages in the amount of $538,750, plus interest and also requests punitive damages. We have been joined as defendants on the theory that Pinnacle's investment in us declined as a result of misrepresentations and omissions by former management and that we are purportedly liable to Pinnacle's investors as an "alter-ego" of Pinnacle. We were granted judgement in this case on September 22, 1999. The Plaintiff has the right to appeal through December, 1999.

   We are involved in an action filed by Optima Holding Co., Ltd. and Mercury Technology Corp. on July 2, 1998 in the Circuit Court of the Eleventh Judicial District, Dade County, Florida. This action alleges that we tortiously interfered with Optima and Mercury's contractual relationship with Geda International Marketing Co., Ltd., the licensor of our product formulation. Optima and Mercury claim that they had prior rights to the Geda formulation and products and that we induced Geda to breach that agreement by licensing rights to us. Optima and Mercury have requested an unspecified amount of damages in the same court, Geda has requested a declaratory judgment that Geda properly terminated its development and distribution contract with Optima and Mercury. Plaintiffs seek injuncture relief to prevent Geda and its managers and directors from allowing Geda to have further dealings with us. If we are not successful in this action, we could lose the rights to market, sell or manufacture our current hand sanitizer product and on other products under development.

NOTE 5 - REVENUES

   Net revenues are comprised of the following:

                               Three months ended       Nine months ended
                              --------------------     --------------------
                              Sept 30,    Sept 30,     Sept 30,    Sept 30,
                               1999         1998         1999        1998
                              -------     --------     --------     ------

   Distribution rights ....   $33,500     $     --     $550,166     $   --
   Product sales ..........    29,872           --       99,797      9,000
                              -------     --------     --------     ------

         Net revenues .....    63,372           --      649,963      9,000
                              =======     ========     ========     ======

                            EMPYREAN BIOSCIENCE, INC.

                                   (UNAUDITED)


NOTE 6 - STOCKHOLDERS' EQUITY

   The Company has granted options to employees, directors and others as well as warrants to debtholders and investors. For option grants to non-employees, the Company recognizes compensation expense equal to the fair value of the grant. Warrants are issued to investors in the Company's common stock at a rate of one warrant for each share of common stock purchased. At September 30, 1999, 5,966,966 options and warants were exerciseable at a weighted average price of $0.61.

   A summary of the status of stock options and warrants as of September 30, 1999, and changes during the nine months ending on that date is presented below.

                                             Options             Warrants
                                       ------------------  ---------------------
                                                  Weighted              Weighted
                                                  Average               Average
                                                  Exercise              Exercise
                                         Number    Price      Number     Price
                                         ------    -----      ------     -----
   Outstanding at beginning of year    4,970,000    $.81     2,015,261    $.57
      Granted ........................ 1,334,125     .48     3,030,000     .48
      Exercised ......................  (375,000)    .40    (1,487,500)    .40
      Expired ........................  (825,000)    .88    (1,152,269)    .75
                                       ---------            ----------    ----

   Outstanding at September 30, 1999.. 5,104,125     .71     2,405,492     .48
                                       =========            ==========

     Stock options and warrants were not included in the computation of diluted loss per share for the periods presented because to do would have been antidilutive.

NOTE 7 - DISTRIBUTION AGREEMENT

     In the nine monthe ended September 30, 1999, the Company executed a distribution agreement with Durstrand International Limited granting Durstrand the exclusive right to distribute the Company's products in certain Southeast Asian markets. Durstrand made a non-refundable payment of $600,000 for these rights. The Company recognized $500,000 of the fee paid as revenue in the nine months ended September 30, 1999 as the Company had performed all of its obligations under the agreement. The remaining $100,000 was deferred pending shipment of product to Durstrand. Durstrand will make an additional $600,000 payment once approval for additional products is received from the US Food and Drug Administration. No royalties are payable to Geda as a result of this agreement.

                                    PART III

ITEM 1.                        INDEX TO EXHIBITS


2.1       Articles of Incorporation and Bylaws of Empyrean Wyoming.*

2.2 Convertible Debenture and Warrant Purchase Agreement by and among Empyrean and purchasers thereof and related Warrant.*

2.3 Form of Warrant between Empyrean and the Purchasers thereof dated February 15, 1999.*

2.4       Form  of  Promissory   Note  between   Empyrean  and  the   Purchasers
          thereof.*

2.5 Form of "Series K" Warrant Certificate dated March 17, 1999 between Empyrean and the Purchasers thereof.*

2.6 Form of "Series L" Warrant Certificate between Empyrean and the Purchasers thereof.*

6.1 License Agreement dated as of February 21, 1998 between Empyrean and Geda International Marketing, Co., Ltd.*

6.2 Sub-license Agreement dated as of July 20, 1998 between Empyrean and Prevent-X, Inc.*

6.3       Agreement  and  Assignment  of  Distribution   Rights,   between  GEDA
          International Marketing Co., Ltd., Farida Darbar, Empyrean Diagnostics Inc., and Empyrean Diagnostics, Ltd., dated August 31, 1998.*

6.4       1998 Stock Option Plan and Form of Stock Option Agreement.*

6.5 Real Property Lease dated February 20, 1998 between Empyrean and Remcon II, LLC.*

6.6       Employment Agreement for Stephen D. Hayter.*

6.7       Employment Agreement for Richard C. Adamany.*

6.8       Employment Agreement for Bennett S. Rubin.*

6.9       Distribution Agreement between Empyrean and Durstrand International.

6.10 License Agreement between The Coleman Company, Inc. and Empyrean dated October 1, 1999.

6.11 License Agreement between Sunbeam Corporation and Empyrean dated October 1, 1999.

23.1      Consent of Grant Thornton LLP*

----------
* Previously filed

                                      III-1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, State of Arizona, on November 16, 1999.


                                        Empyrean Bioscience, Inc..

                                        By /s/ Stephen D. Hayter
                                           -------------------------------------
                                           Stephen D. Hayter
                                           Chairman of the Board of Directors,
                                           President and Chief Executive Officer